Exhibit 99.1

BMO Financial Group Reports Fourth Quarter and Fiscal 2024 Results

Fourth Quarter 2024 Earnings Release

BMO’s 2024 audited annual consolidated financial statements and accompanying Management Discussion and Analysis (MD&A) are available online at www.bmo.com/investorrelations and at www.sedarplus.ca.

Financial Results Highlights

Fourth Quarter 2024 compared with Fourth Quarter 2023:

•	Net income[1] of $2,304 million, compared with $1,710 million; adjusted net income[1,2] of $1,542 million, compared with $2,243 million

•	Reported earnings per share (EPS)[1,3] of $2.94, compared with $2.19; adjusted EPS[1,2,3] of $1.90, compared with $2.93

•	Provision for credit losses (PCL) of $1,523 million, compared with $446 million; current quarter included PCL on performing loans of $416 million

•	Return on equity (ROE)[1] of 11.4%, compared with 9.3%; adjusted ROE[1,2] of 7.4%, compared with 12.4%

•	Common Equity Tier 1 (CET1) Ratio[4] of 13.6%, compared with 12.5%

•	Declared a quarterly dividend of $1.59 per common share, an increase of $0.08 or 5% from the prior year, and $0.04 or 3% from the prior quarter

•	Announced our intention to establish a normal course issuer bid (NCIB) for up to 20 million common shares[5]

Fiscal 2024 compared with Fiscal 2023:

•	Net income[1] of $7,327 million, compared with $4,437 million; adjusted net income[1,2] of $7,449 million, compared with $8,735 million

•	Reported EPS[1,3] of $9.51, compared with $5.76; adjusted EPS[1,2,3] of $9.68, compared with $11.81

•	Reported and adjusted PCL of $3,761 million, compared with $2,178 million on a reported basis and $1,473 million on an adjusted basis[1]

•	ROE[1] of 9.7%, compared with 6.2%; adjusted ROE[1,2] of 9.8%, compared with 12.6%

Toronto, December 5, 2024 – For the fourth quarter ended October 31, 2024, BMO Financial Group recorded net income of $2,304 million or $2.94 per share on a reported basis, and net income of $1,542 million or $1.90 per share on an adjusted basis.

“In 2024, BMO delivered good pre-provision pre-tax earnings growth across all operating groups and we met our commitment to positive operating leverage in each of the last three quarters and for the full year. Our overall results were impacted by elevated provisions for credit losses, and we expect quarterly provisions to moderate through 2025 as the business environment improves,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“We’re entering 2025 with a strong foundation and significant balance sheet capacity for growth. We grew customer deposits across our franchise by $61 billion, up 9% from last year. Our CET1 ratio strengthened meaningfully to 13.6%, creating capacity to support our clients and return excess capital to our shareholders. Our scale, investments in technology, talent and client solutions are driving strong loyalty and core customer growth, and we remain focused on helping customers navigate a complex economic and geopolitical environment. We are confident in the execution of our strategy to drive profitable growth and enhanced return on equity over the medium term.”

“At BMO, employee engagement and winning culture are critical enablers to sustained business performance and advancing our Purpose, to Boldly Grow the Good in business and life, and we’re proud to have been recognized as one of the Most Admired Corporate Cultures in Canada by Waterstone Human Capital in 2024, a testament to our focus on inclusiveness and empowerment,” concluded Mr. White.

Concurrent with the release of results, BMO announced a first quarter 2025 dividend of $1.59 per common share, an increase of $0.08 or 5% from the prior year, and an increase of $0.04 or 3% from the prior quarter. The quarterly dividend of $1.59 per common share is equivalent to an annual dividend of $6.36 per common share.

On December 5, 2024, we announced our intention to establish a NCIB for up to 20 million common shares, subject to the approval of the Office of the Superintendent of Financial Institutions (OSFI) and the Toronto Stock Exchange. Once approvals are obtained, the NCIB will permit us to purchase common shares for the purpose of cancellation. The timing and amount of purchases under the NCIB are subject to regulatory approvals and to management discretion, based on factors such as market conditions and capital levels.

Caution

The foregoing section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1)

Effective the first quarter of fiscal 2024, the bank adopted IFRS 17, Insurance Contracts (IFRS 17), and retrospectively applied it to fiscal 2023 results and opening retained earnings as at November 1, 2022. For further information, refer to the Changes in Accounting Policies in 2024 section of BMO’s 2024 Annual Management’s Discussion and Analysis (MD&A).

(2)

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. They are also presented on an adjusted basis that excludes the impact of certain specified items from reported results. Adjusted results and ratios are non-GAAP and are detailed for all reported periods in the Non-GAAP and Other Financial Measures section.

(3)	All EPS measures in this document refer to diluted EPS, unless specified otherwise.
(4)	The CET1 Ratio is disclosed in accordance with the Capital Adequacy Requirements (CAR) Guideline, as set out by OSFI, as applicable.
(5)	Subject to the approval of OSFI and the Toronto Stock Exchange. For further information, refer to the Enterprise-Wide Capital Management section of BMO’s 2024 Annual MD&A.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

BMO Financial Group Fourth Quarter 2024 Earnings Release	1

Fourth Quarter 2024 Performance Review

Adjusted results and ratios in this section are on a non-GAAP basis. Refer to the Non-GAAP and Other Financial Measures section for further information on adjusting items. The order in which the impact on net income is discussed in this section follows the order of revenue, expenses and provision for credit losses, regardless of their relative impact.

Canadian P&C

Reported net income was $750 million, a decrease of $172 million or 18% from the prior year, and adjusted net income was $765 million, a decrease of $161 million or 17%. Results reflected a 5% increase in revenue, driven by higher net interest income due to balance growth, with a 6% increase in average loans and 10% increase in average deposits, partially offset by lower non-interest revenue, higher expenses and higher provisions for credit losses.

U.S. P&C

Reported net income was $256 million, a decrease of $335 million or 57% from the prior year, and adjusted net income was $326 million, a decrease of $344 million or 51%.

On a U.S. dollar basis, reported net income was $191 million, a decrease of $242 million or 56% from the prior year, and adjusted net income, which excludes amortization of acquisition-related intangible assets, was $242 million, a decrease of $248 million or 51%. Results reflected a 1% decrease in revenue primarily due to lower net interest margins, lower expenses primarily reflecting realized cost synergies and higher provisions for credit losses, primarily in Commercial Banking.

BMO Wealth Management

Reported net income was $326 million, a decrease of $25 million or 7% from the prior year, and adjusted net income was $328 million, a decrease of $24 million or 7%. Wealth and Asset Management reported net income was $273 million, an increase of $71 million or 35%, reflecting higher revenue due to growth in client assets, including stronger global markets, higher expenses and higher provisions for credit losses. Insurance net income was $53 million, a decrease of $96 million from the prior year, primarily due to changes in portfolio positioning during the transition to IFRS 17.

BMO Capital Markets

Reported net income was $251 million, a decrease of $221 million or 47% from the prior year, and adjusted net income was $270 million, a decrease of $205 million or 43%. Results reflected lower revenue, primarily in Investment and Corporate Banking, higher expenses and higher provisions for credit losses.

Corporate Services

Reported net income was $721 million, compared with reported net loss of $626 million in the prior year, and adjusted net loss was $147 million, compared with adjusted net loss of $180 million. Reported net income increased, primarily due to the reversal of a fiscal 2022 legal provision related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, and lower acquisition and integration costs. Adjusted net loss was lower due to lower revenue, more than offset by lower expenses.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 13.6% as at October 31, 2024, an increase from 13.0% at the end of the third quarter of fiscal 2024, primarily due to the impact of the reversal of the fiscal 2022 legal provision associated with a predecessor bank, M&I Marshall and Ilsley Bank.

Regulatory Filings

BMO’s continuous disclosure materials, including interim filings, annual Management’s Discussion and Analysis and audited annual consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov. Information contained in or otherwise accessible through our website (www.bmo.com), or any third-party websites mentioned herein, does not form part of this document.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. In this document, the names BMO and BMO Financial Group, as well as the words “bank”, “we” and “our”, mean Bank of Montreal, together with its subsidiaries.

2	BMO Financial Group Fourth Quarter 2024 Earnings Release

Financial Review

Management’s Discussion and Analysis (MD&A) commentary is as at December 4, 2024 for the year ended October 31, 2024. The material that precedes this section comprises part of this MD&A. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended October 31, 2024, included in this document, as well as the audited annual consolidated financial statements for the year ended October 31, 2024, and the 2024 annual MD&A, contained in BMO’s 2024 Annual Report.

BMO’s 2024 Annual Report includes a comprehensive discussion of its businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents

4	Caution Regarding Forward-Looking Statements

5	Financial Highlights

6	Non-GAAP and Other Financial Measures

11	Foreign Exchange

11	Net Income

12	Revenue

13	Total Provision for Credit Losses

13	Impaired Loans

14	Non-Interest Expense

14	Provision for Income Taxes

14	Capital Management

15	Review of Operating Groups’ Performance

	15	Personal and Commercial Banking (P&C)

	16	Canadian Personal and Commercial Banking (Canadian P&C)

	17	U.S. Personal and Commercial Banking (U.S. P&C)

	19	BMO Wealth Management

	20	BMO Capital Markets

	21	Corporate Services

22	Risk Management

23	Condensed Consolidated Financial Statements

	23	Consolidated Statement of Income

	24	Consolidated Statement of Comprehensive Income

	25	Consolidated Balance Sheet

	26	Consolidated Statement of Changes in Equity

27	Investor and Media Information

Bank of Montreal’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness, as at October 31, 2024, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended October 31, 2024, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

BMO Financial Group Fourth Quarter 2024 Earnings Release	3

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to: statements with respect to our objectives and priorities for fiscal 2025 and beyond; our strategies or future actions; our targets and commitments (including with respect to net zero emissions); expectations for our financial condition, capital position, the regulatory environment in which we operate, the results of, or outlook for, our operations or the Canadian, U.S. and international economies; and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “commit”, “target”, “may”, “might”, “schedule”, “forecast”, “outlook”, “timeline”, “suggest”, “seek” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges and changes in foreign exchange and interest rates; changes to our credit ratings; cyber and information security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; technology resilience, innovation and competition; failure of third parties to comply with their obligations to us; political conditions, including changes relating to, or affecting, economic or trade matters; disruptions of global supply chains; environmental and social risk, including climate change; the Canadian housing market and consumer leverage; inflationary pressures; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs and capital requirements; changes in monetary, fiscal or economic policy; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; exposure to, and the resolution of, significant litigation or regulatory matters, the appeal of favourable outcomes and our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans, complete proposed acquisitions or dispositions and integrate acquisitions, including obtaining regulatory approvals, and realize any anticipated benefits from such plans and transactions; critical accounting estimates and judgments, and the effects of changes in accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; global capital markets activities; the emergence or continuation of widespread health emergencies or pandemics, and their impact on local, national or international economies, as well as their heightening of certain risks that may affect our future results; the possible effects on our business of war or terrorist activities; natural disasters, such as earthquakes or flooding, and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section of BMO’s 2024 Annual MD&A, and the Risk Management section in this document, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document include those set out in the Economic Developments and Outlook section of BMO’s 2024 Annual MD&A, as well as in the Allowance for Credit Losses section of BMO’s 2024 Annual MD&A. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

4	BMO Financial Group Fourth Quarter 2024 Earnings Release

Financial Highlights

TABLE 1

(Canadian $ in millions, except as noted)	Q4-2024	Q3-2024	Q4-2023	Fiscal 2024	Fiscal 2023
Summary Income Statement (1) (2)
Net interest income	5,438	4,794	4,941	19,468	18,681
Non-interest revenue	3,519	3,398	3,378	13,327	10,578
Revenue	8,957	8,192	8,319	32,795	29,259
Provision for credit losses on impaired loans	1,107	828	408	3,066	1,180
Provision for credit losses on performing loans	416	78	38	695	998
Total provision for credit losses (PCL)	1,523	906	446	3,761	2,178
Non-interest expense	4,427	4,839	5,679	19,499	21,134
Provision for income taxes	703	582	484	2,208	1,510
Net income	2,304	1,865	1,710	7,327	4,437
Net income available to common shareholders	2,149	1,814	1,578	6,932	4,094
Adjusted net income	1,542	1,981	2,243	7,449	8,735
Adjusted net income available to common shareholders	1,387	1,930	2,111	7,054	8,392
Common Share Data ($, except as noted) (1)
Basic earnings per share	2.95	2.49	2.19	9.52	5.77
Diluted earnings per share	2.94	2.48	2.19	9.51	5.76
Adjusted diluted earnings per share	1.90	2.64	2.93	9.68	11.81
Book value per share	104.40	102.05	95.90	104.40	95.90
Closing share price	126.88	116.45	104.79	126.88	104.79
Number of common shares outstanding (in millions)
End of period	729.5	729.4	720.9	729.5	720.9
Average basic	729.4	729.4	719.2	727.7	709.4
Average diluted	730.1	730.2	720.0	728.5	710.5
Market capitalization ($ billions)	92.6	84.9	75.5	92.6	75.5
Dividends declared per share	1.55	1.55	1.47	6.12	5.80
Dividend yield (%)	4.9	5.3	5.6	4.8	5.5
Dividend payout ratio (%)	52.6	62.4	67.0	64.3	100.5
Adjusted dividend payout ratio (%)	81.5	58.6	50.1	63.1	49.0
Financial Measures and Ratios (%) (1) (2) (4)
Return on equity (ROE)	11.4	10.0	9.3	9.7	6.2
Adjusted return on equity	7.4	10.6	12.4	9.8	12.6
Return on tangible common equity (ROTCE)	15.6	13.9	13.5	13.5	8.4
Adjusted return on tangible common equity	9.7	14.2	17.1	13.1	16.3
Efficiency ratio	49.4	59.1	68.3	59.5	72.2
Adjusted efficiency ratio	58.3	57.3	59.7	58.6	59.5
Operating leverage	29.8	14.8	(40.2)	19.8	(43.7)
Adjusted operating leverage (3)	2.4	5.2	(5.3)	1.6	(7.6)
Net interest margin on average earning assets	1.70	1.51	1.67	1.57	1.63
Adjusted net interest margin, excluding trading net interest income, and trading and insurance assets	1.90	1.83	1.90	1.85	1.88
Effective tax rate	23.37	23.80	22.07	23.16	25.40
Adjusted effective tax rate	21.71	23.89	22.95	22.91	22.39
Total PCL-to-average net loans and acceptances	0.91	0.54	0.27	0.57	0.35
PCL on impaired loans-to-average net loans and acceptances	0.66	0.50	0.25	0.47	0.19
Balance Sheet and Other Information (as at, $ millions, except as noted)
Assets	1,409,647	1,400,470	1,347,006	1,409,647	1,347,006
Average earning assets	1,274,430	1,260,434	1,177,114	1,237,245	1,145,870
Gross loans and acceptances	682,731	677,995	668,583	682,731	668,583
Net loans and acceptances	678,375	673,719	664,776	678,375	664,776
Deposits	982,440	965,239	910,879	982,440	910,879
Common shareholders’ equity	76,163	74,439	69,137	76,163	69,137
Total risk weighted assets (5)	420,838	428,860	424,197	420,838	424,197
Assets under administration	770,584	750,527	808,985	770,584	808,985
Assets under management	422,701	409,627	332,947	422,701	332,947
Capital and Liquidity Measures (%) (5)
Common Equity Tier 1 Ratio	13.6	13.0	12.5	13.6	12.5
Tier 1 Capital Ratio	15.4	14.8	14.1	15.4	14.1
Total Capital Ratio	17.6	17.1	16.2	17.6	16.2
Leverage Ratio	4.4	4.3	4.2	4.4	4.2
TLAC Ratio	29.3	28.5	27.0	29.3	27.0
Liquidity Coverage Ratio (LCR)	132	129	128	132	128
Net Stable Funding Ratio (NSFR)	117	116	115	117	115
Foreign Exchange Rates ($)
As at Canadian/U.S. dollar	1.3909	1.3795	1.3868	1.3909	1.3868
Average Canadian/U.S. dollar	1.3641	1.3705	1.3648	1.3591	1.3492

(1)

Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. For further information, refer to the Non-GAAP and Other Financial Measures section.

(2)

Effective the first quarter of fiscal 2024, the bank adopted IFRS 17, Insurance Contracts (IFRS 17), recognizing the cumulative effect of adoption in opening retained earnings, and applied it retrospectively to fiscal 2023 results. For further information, refer to the Changes in Accounting Policies in 2024 section of BMO’s 2024 Annual MD&A.

(3)

Prior to November 1, 2022, we presented adjusted revenue on a basis net of insurance claims, commissions and changes in policy benefit liabilities (CCPB). Beginning the first quarter of fiscal 2023, we no longer report CCPB, given the adoption and retrospective application of IFRS 17. For periods prior to November 1, 2022, efficiency ratio and operating leverage were calculated based on revenue, net of CCPB. Revenue, net of CCPB, was $10,939 million in Q4-2022, $5,686 million in Q3-2022, $10,126 million in Q2-2022 and $7,642 million in Q1-2022. Measures and ratios presented on a basis net of CCPB are non-GAAP amounts.

(4)	PCL, ROE and ROTCE ratios are presented on an annualized basis.
(5)

Capital and liquidity measures are disclosed in accordance with the Capital Adequacy Requirements (CAR) Guideline and the Liquidity Adequacy Requirements (LAR) Guideline, as set out by OSFI, as applicable.

Certain comparative figures have been reclassified for changes in accounting policy.

BMO Financial Group Fourth Quarter 2024 Earnings Release	5

Non-GAAP and Other Financial Measures

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating segments, including amounts, measures and ratios that are presented on a non-GAAP basis, as described below. We believe that these non-GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.

Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

Certain information contained in BMO’s 2024 Annual Management’s Discussion and Analysis (MD&A) as at December 4, 2024 for the period ended October 31, 2024 is incorporated by reference into this document. For further information regarding the composition of our supplementary financial measures, refer to the Glossary of Financial Terms section of BMO’s 2024 Annual MD&A, which is available online at www.bmo.com/investorrelations and at www.sedarplus.ca.

Our non-GAAP measures broadly fall into the following categories:

Adjusted measures and ratios

Management considers both reported and adjusted results and measures to be useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expense, provision for credit losses and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non-GAAP. Presenting results on both a reported basis and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing business performance. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.

Tangible common equity and return on tangible common equity

Tangible common equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity (ROTCE) is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets, as a percentage of average tangible common equity. ROTCE is commonly used in the North American banking industry and is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed organically.

Measures net of insurance claims, commissions and changes in policy benefit liabilities

For periods prior to November 1, 2022, we presented adjusted revenue on a basis net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), and our efficiency ratio and operating leverage were calculated on a similar basis. Beginning the first quarter of fiscal 2023, we no longer report CCPB, given the adoption and retrospective application of IFRS 17, Insurance Contracts (IFRS 17). For periods prior to November 1, 2022, adjusted operating leverage was calculated based on revenue, net of CCPB. Measures and ratios presented on a basis net of CCPB are non-GAAP amounts. For more information, refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section of the 2023 Annual MD&A.

Caution

This Non-GAAP and Other Financial Measures section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

6	BMO Financial Group Fourth Quarter 2024 Earnings Release

Non-GAAP and Other Financial Measures

TABLE 2

(Canadian $ in millions, except as noted)	Q4-2024	Q3-2024	Q4-2023	Fiscal 2024	Fiscal 2023
Reported Results
Net interest income	5,438	4,794	4,941	19,468	18,681
Non-interest revenue	3,519	3,398	3,378	13,327	10,578
Revenue	8,957	8,192	8,319	32,795	29,259
Provision for credit losses	(1,523)	(906)	(446)	(3,761)	(2,178)
Non-interest expense	(4,427)	(4,839)	(5,679)	(19,499)	(21,134)
Income before income taxes	3,007	2,447	2,194	9,535	5,947
Provision for income taxes	(703)	(582)	(484)	(2,208)	(1,510)
Net income	2,304	1,865	1,710	7,327	4,437
Diluted EPS ($)	2.94	2.48	2.19	9.51	5.76
Adjusting Items Impacting Revenue (Pre-tax)
Management of fair value changes on the purchase of Bank of the West (1)	–	–	–	–	(2,011)
Legal provision/reversal (including related interest expense and legal fees) (2)	589	(14)	(14)	547	(30)
Impact of loan portfolio sale (3)	–	–	–	(164)	–
Impact of Canadian tax measures (4)	–	–	–	–	(138)
Impact of adjusting items on revenue (pre-tax)	589	(14)	(14)	383	(2,179)
Adjusting Items Impacting Provision for Credit Losses (Pre-tax)
Initial provision for credit losses on purchased performing loans (pre-tax) (5)	–	–	–	–	(705)
Adjusting Items Impacting Non-Interest Expense (Pre-tax)
Acquisition and integration costs (6)	(35)	(25)	(582)	(172)	(2,045)
Amortization of acquisition-related intangible assets (7)	(124)	(107)	(119)	(450)	(357)
Legal provision/reversal (including related interest expense and legal fees) (2)	594	(4)	(2)	588	3
FDIC special assessment (8)	14	(6)	–	(476)	–
Impact of Canadian tax measures (4)	–	–	–	–	(22)
Impact of adjusting items on non-interest expense (pre-tax)	449	(142)	(703)	(510)	(2,421)
Impact of adjusting items on reported net income (pre-tax)	1,038	(156)	(717)	(127)	(5,305)
Adjusting Items Impacting Revenue (After-tax)
Management of fair value changes on the purchase of Bank of the West (1)	–	–	–	–	(1,461)
Legal provision/reversal (including related interest expense and legal fees) (2)	433	(11)	(10)	401	(23)
Impact of loan portfolio sale (3)	–	–	–	(136)	–
Impact of Canadian tax measures (4)	–	–	–	–	(115)
Impact of adjusting items on revenue (after-tax)	433	(11)	(10)	265	(1,599)
Adjusting Items Impacting Provision for Credit Losses (After-tax)
Initial provision for credit losses on purchased performing loans (after-tax) (5)	–	–	–	–	(517)
Adjusting Items Impacting Non-Interest Expense (After-tax)
Acquisition and integration costs (6)	(27)	(19)	(433)	(129)	(1,533)
Amortization of acquisition-related intangible assets (7)	(92)	(79)	(88)	(334)	(264)
Legal provision/reversal (including related interest expense and legal fees) (2)	437	(2)	(2)	433	2
FDIC special assessment (8)	11	(5)	–	(357)	–
Impact of Canadian tax measures (4)	–	–	–	–	(16)
Impact of adjusting items on non-interest expense (after-tax)	329	(105)	(523)	(387)	(1,811)
Adjusting Items Impacting Provision for Income Taxes (After-tax)
Impact of Canadian tax measures (4)	–	–	–	–	(371)
Impact of adjusting items on reported net income (after-tax)	762	(116)	(533)	(122)	(4,298)
Impact on diluted EPS ($)	1.04	(0.16)	(0.75)	(0.17)	(6.05)
Adjusted Results
Net interest income	4,849	4,808	4,955	18,921	19,094
Non-interest revenue	3,519	3,398	3,378	13,491	12,344
Revenue	8,368	8,206	8,333	32,412	31,438
Provision for credit losses	(1,523)	(906)	(446)	(3,761)	(1,473)
Non-interest expense	(4,876)	(4,697)	(4,976)	(18,989)	(18,713)
Income before income taxes	1,969	2,603	2,911	9,662	11,252
Provision for income taxes	(427)	(622)	(668)	(2,213)	(2,517)
Net income	1,542	1,981	2,243	7,449	8,735
Diluted EPS ($)	1.90	2.64	2.93	9.68	11.81

Adjusted results exclude the following:

(1)

Management of the impact of interest rate changes between the announcement and closing of the acquisition of Bank of the West on its fair value and goodwill, recorded in Corporate Services. Q1-2023 comprised $1,628 million of mark-to-market losses on certain interest rate swaps recorded in trading revenue and $383 million of losses on a portfolio of primarily U.S. treasuries and other balance sheet instruments recorded in net interest income.

(2)

Impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, recorded in Corporate Services. Q4-2024: Reversal of the fiscal 2022 legal provision, including accrued interest, comprising a reversal of $589 million of interest expense and $594 million of non-interest expense. Prior periods comprised the following: Q3-2024: $14 million interest expense and $4 million non-interest expense; Q2-2024 and Q1-2024: $14 million interest expense and $1 million non-interest expense, respectively; Q4-2023: $14 million interest expense and $2 million non-interest expense; Q3-2023: $3 million interest expense and a $7 million recovery of non-interest expense; Q2-2023: $7 million interest expense; and Q1-2023: $6 million interest expense and $2 million non-interest expense. For further information, refer to the Provisions and Contingent Liabilities section in Note 25 of the audited annual consolidated financial statements of BMO’s 2024 Annual Report.

(3)	Net accounting loss on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization, recorded in non-interest revenue in Corporate Services in Q1-2024.
(4)

Impact of certain tax measures enacted by the Canadian government, recorded in Corporate Services. Fiscal 2023: $371 million one-time tax expense, comprising a $312 million Canada Recovery Dividend and $59 million related to the pro-rated fiscal 2022 impact of the 1.5% tax rate increase, net of a deferred tax asset remeasurement; and a $131 million ($160 million pre-tax) charge related to the amended GST/HST definition for financial services, comprising $138 million recorded in non-interest revenue and $22 million recorded in non-interest expense.

(5)	Initial provision for credit losses on the purchased Bank of the West performing loan portfolio, recorded in Corporate Services in Q2-2023.
(6)

Acquisition and integration costs, recorded in non-interest expense in the related operating group. Bank of the West recorded in Corporate Services: Q4-2024 $13 million ($17 million pre-tax); Q3-2024 $16 million ($21 million pre-tax); Q2-2024 $22 million ($30 million pre-tax); Q1-2024 $46 million ($61 million pre-tax); Q4-2023 $434 million ($583 million pre-tax); Q3-2023 $363 million ($487 million pre-tax); Q2-2023 $545 million ($722 million pre-tax); and Q1-2023 $178 million ($235 million pre-tax). Radicle and Clearpool recorded in BMO Capital Markets: Q4-2024 $2 million ($2 million pre-tax); Q3-2024 $1 million ($1 million pre-tax); Q2-2024 $2 million ($3 million pre-tax); Q1-2024 $10 million ($14 million pre-tax); Q4-2023 included a recovery of $2 million ($3 million pre-tax); Q3-2023 $1 million ($2 million pre-tax); Q2-2023 $2 million ($2 million pre-tax); and Q1-2023 $3 million ($4 million pre-tax). AIR MILES recorded in Canadian P&C: Q4-2024 $12 million ($16 million pre-tax); Q3-2024 and Q2-2024 $2 million ($3 million pre-tax), respectively; Q1-2024 $1 million ($1 million pre-tax); Q4-2023 $1 million ($2 million pre-tax); Q3-2023 $6 million ($8 million pre-tax); and Q2-2023 $2 million ($3 million pre-tax).

BMO Financial Group Fourth Quarter 2024 Earnings Release	7

(7)

Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense in the related operating group. Q4-2024 $92 million ($124 million pre-tax), including a $14 million ($18 million pre-tax) write-down related to the acquisition of Radicle in BMO Capital Markets; Q3-2024 and Q2-2024 $79 million ($107 million pre-tax), respectively; Q1-2024 $84 million ($112 million pre-tax); Q4-2023 $88 million ($119 million pre-tax); Q3-2023 and Q2-2023 $85 million ($115 million pre-tax), respectively; and Q1-2023 $6 million ($8 million pre-tax).

(8)

Impact of a U.S. Federal Deposit Insurance Corporation (FDIC) special assessment recorded in non-interest expense, in Corporate Services. Q4-2024 a recovery of $11 million ($14 million pre-tax); Q3-2024 $5 million ($6 million pre-tax); Q2-2024 $50 million ($67 million pre-tax); and Q1-2024 $313 million ($417 million pre-tax).

Certain comparative figures have been reclassified for changes in accounting policy.

For further information refer to the Non-GAAP and Other Financial Measures section and the Accounting Matters and Disclosure and Internal Control section of BMO’s 2024 Annual Report.

Summary of Reported and Adjusted Results by Operating Segment

TABLE 3

(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (1) (US$ in millions)
Q4-2024
Reported net income (loss)	750	256	1,006	326	251	721	2,304	930
Acquisition and integration costs	12	–	12	–	2	13	27	9
Amortization of acquisition-related intangible assets	3	70	73	2	17	–	92	54
Legal provision/reversal (including related interest expense and legal fees)	–	–	–	–	–	(870)	(870)	(643)
Impact of FDIC special assessment	–	–	–	–	–	(11)	(11)	(8)
Adjusted net income (loss) (2)	765	326	1,091	328	270	(147)	1,542	342
Q3-2024
Reported net income (loss)	914	470	1,384	362	389	(270)	1,865	439
Acquisition and integration costs	2	–	2	–	1	16	19	11
Amortization of acquisition-related intangible assets	4	69	73	2	4	–	79	55
Legal provision/reversal (including related interest expense and legal fees)	–	–	–	–	–	13	13	10
Impact of FDIC special assessment	–	–	–	–	–	5	5	3
Adjusted net income (loss) (2)	920	539	1,459	364	394	(236)	1,981	518
Q4-2023
Reported net income (loss)	922	591	1,513	351	472	(626)	1,710	364
Acquisition and integration costs	1	–	1	–	(2)	434	433	317
Amortization of acquisition-related intangible assets	3	79	82	1	5	–	88	61
Legal provision/reversal (including related interest expense and legal fees)	–	–	–	–	–	12	12	8
Adjusted net income (loss) (2)	926	670	1,596	352	475	(180)	2,243	750
Fiscal 2024
Reported net income (loss)	3,457	1,829	5,286	1,248	1,492	(699)	7,327	2,112
Acquisition and integration costs	17	–	17	–	15	97	129	76
Amortization of acquisition-related intangible assets	13	283	296	7	31	–	334	222
Legal reversal/provision (including related interest expense and legal fees)	–	–	–	–	–	(834)	(834)	(616)
Impact of loan portfolio sale	–	–	–	–	–	136	136	102
Impact of FDIC special assessment	–	–	–	–	–	357	357	263
Adjusted net income (loss) (2)	3,487	2,112	5,599	1,255	1,538	(943)	7,449	2,159
Fiscal 2023
Reported net income (loss)	3,573	2,489	6,062	1,146	1,625	(4,396)	4,437	15
Acquisition and integration costs	9	–	9	–	4	1,520	1,533	1,124
Amortization of acquisition-related intangible assets	6	234	240	4	20	–	264	186
Management of fair value changes on the purchase of Bank of the West	–	–	–	–	–	1,461	1,461	1,093
Legal provision/reversal (including related interest expense and legal fees)	–	–	–	–	–	21	21	15
Impact of Canadian tax measures	–	–	–	–	–	502	502	–
Initial provision for credit losses on purchased performing loans	–	–	–	–	–	517	517	379
Adjusted net income (loss) (2)	3,588	2,723	6,311	1,150	1,649	(375)	8,735	2,812

(1)	U.S. segment reported and adjusted results comprise net income recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.
(2)	Refer to footnotes (1) to (8) in the Non-GAAP and Other Financial Measures table for details on adjusting items.

Certain comparative figures have been reclassified to conform with the current year’s presentation and for changes in accounting policy.

8	BMO Financial Group Fourth Quarter 2024 Earnings Release

Return on Equity and Return on Tangible Common Equity

TABLE 4

(Canadian $ in millions, except as noted)	Q4-2024	Q3-2024	Q4-2023	Fiscal 2024	Fiscal 2023
Reported net income	2,304	1,865	1,710	7,327	4,437
Net income attributable to non-controlling interest in subsidiaries	3	–	7	9	12
Net income attributable to bank shareholders	2,301	1,865	1,703	7,318	4,425
Dividends on preferred shares and distributions on other equity instruments	152	51	125	386	331
Net income available to common shareholders (A)	2,149	1,814	1,578	6,932	4,094
After-tax amortization of acquisition-related intangible assets	92	79	88	334	264
Net income available to common shareholders after adjusting for amortization of acquisition-related intangible assets (B)	2,241	1,893	1,666	7,266	4,358
After-tax impact of other adjusting items (1)	(854)	37	445	(212)	4,034
Adjusted net income available to common shareholders (C)	1,387	1,930	2,111	7,054	8,392
Average common shareholders’ equity (D)	74,992	72,305	67,359	71,817	66,444
Goodwill	(16,435)	(16,519)	(16,463)	(16,385)	(13,466)
Acquisition-related intangible assets	(2,512)	(2,617)	(2,904)	(2,642)	(2,197)
Net of related deferred tax liabilities	934	923	1,052	960	857
Average tangible common equity (E)	56,979	54,092	49,044	53,750	51,638
Return on equity (%) (= A/D) (2)	11.4	10.0	9.3	9.7	6.2
Adjusted return on equity (%) (= C/D) (2)	7.4	10.6	12.4	9.8	12.6
Return on tangible common equity (%) (= B/E) (2)	15.6	13.9	13.5	13.5	8.4
Adjusted return on tangible common equity (%) (= C/E) (2)	9.7	14.2	17.1	13.1	16.3

(1)	Refer to footnotes (1) to (8) in the Non-GAAP and Other Financial Measures table for details on adjusting items.
(2)	Quarterly calculations are on an annualized basis.

Certain comparative figures have been reclassified for changes in accounting policy.

BMO Financial Group Fourth Quarter 2024 Earnings Release	9

Return on Equity by Operating Segment (1)

TABLE 5

	Q4-2024
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)
Reported
Net income available to common shareholders	739	241	980	324	241	604	2,149	923
Total average common equity	16,237	33,311	49,548	4,841	13,242	7,361	74,992	31,818
Return on equity (%)	18.1	2.9	7.9	26.6	7.3	na	11.4	11.5
Adjusted (3)
Net income (loss) available to common shareholders	754	311	1,065	326	260	(264)	1,387	335
Total average common equity	16,237	33,311	49,548	4,841	13,242	7,361	74,992	31,818
Return on equity (%)	18.5	3.8	8.6	26.8	7.8	na	7.4	4.2

	Q3-2024
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)
Reported
Net income (loss) available to common shareholders	904	459	1,363	359	380	(288)	1,814	430
Total average common equity	16,104	33,303	49,407	4,823	13,232	4,843	72,305	31,701
Return on equity (%)	22.3	5.5	11.0	29.7	11.4	na	10.0	5.5
Adjusted (3)
Net income (loss) available to common shareholders	910	528	1,438	361	385	(254)	1,930	509
Total average common equity	16,104	33,303	49,407	4,823	13,232	4,843	72,305	31,701
Return on equity (%)	22.4	6.3	11.6	29.8	11.6	na	10.6	6.5

	Q4-2023
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)
Reported
Net income (loss) available to common shareholders	912	575	1,487	349	464	(722)	1,578	353
Total average common equity	13,840	32,164	46,004	4,813	12,041	4,501	67,359	30,449
Return on equity (%)	26.1	7.1	12.8	28.8	15.2	na	9.3	4.6
Adjusted (3)
Net income (loss) available to common shareholders	916	654	1,570	350	467	(276)	2,111	739
Total average common equity	13,840	32,164	46,004	4,813	12,041	4,501	67,359	30,449
Return on equity (%)	26.3	8.1	13.5	28.9	15.3	na	12.4	9.6

	Fiscal 2024
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US $ in millions)
Reported
Net income (loss) available to common shareholders	3,415	1,773	5,188	1,239	1,455	(950)	6,932	2,087
Total average common equity	15,986	33,235	49,221	4,770	13,172	4,654	71,817	31,782
Return on equity (%)	21.4	5.4	10.5	26.0	11.0	na	9.7	6.6
Adjusted (3)
Net income (loss) available to common shareholders	3,445	2,056	5,501	1,246	1,501	(1,194)	7,054	2,134
Total average common equity	15,986	33,235	49,221	4,770	13,172	4,654	71,817	31,782
Return on equity (%)	21.5	6.2	11.2	26.1	11.4	na	9.8	6.7

	Fiscal 2023
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US $ in millions)
Reported
Net income (loss) available to common shareholders	3,534	2,438	5,972	1,138	1,592	(4,608)	4,094	(17)
Total average common equity	13,269	27,569	40,838	4,623	11,833	9,150	66,444	27,203
Return on equity (%)	26.6	8.8	14.6	24.6	13.4	na	6.2	(0.1)
Adjusted (3)
Net income (loss) available to common shareholders	3,549	2,672	6,221	1,142	1,616	(587)	8,392	2,780
Total average common equity	13,269	27,569	40,838	4,623	11,833	9,150	66,444	27,203
Return on equity (%)	26.7	9.7	15.2	24.7	13.6	na	12.6	10.2

(1)

Return on equity is based on allocated capital. For further information, refer to the How BMO Reports Operating Group Results section of BMO’s 2024 Annual MD&A. Return on equity ratios are presented on an annualized basis.

(2)	U.S. segment reported and adjusted results comprise net income and allocated capital recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.
(3)	Refer to footnotes (1) to (8) in the Non-GAAP and Other Financial Measures table for details on adjusting items.

na – not applicable

Certain comparative figures have been reclassified to conform with the current year’s presentation and for changes in accounting policy.

Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Effective the first quarter of fiscal 2024, our capital allocation rate increased to 11.5% of risk weighted assets, compared with 11.0% in fiscal 2023, to reflect increased regulatory capital requirements. Unallocated capital is reported in Corporate Services. Capital allocation methodologies are reviewed at least annually.

10	BMO Financial Group Fourth Quarter 2024 Earnings Release

Foreign Exchange

TABLE 6

	Q4-2024		Fiscal 2024
(Canadian $ in millions, except as noted)	vs. Q4-2023	vs. Q3-2024	vs. Fiscal 2023
Canadian/U.S. dollar exchange rate (average)
Current period	1.3641	1.3641	1.3591
Prior period	1.3648	1.3705	1.3492

Effects on U.S. segment reported results
Increased (Decreased) net interest income	(1)	(10)	66
Increased (Decreased) non-interest revenue	(1)	(6)	21
Increased (Decreased) total revenue	(2)	(16)	87
Decreased (Increased) provision for credit losses	–	2	(9)
Decreased (Increased) non-interest expense	1	10	(79)
Decreased (Increased) provision for income taxes	1	1	1
Increased (Decreased) net income	–	(3)	–
Impact on earnings per share ($)	–	–	–

Effects on U.S. segment adjusted results
Increased (Decreased) net interest income	(1)	(10)	69
Increased (Decreased) non-interest revenue	(1)	(6)	33
Increased (Decreased) total revenue	(2)	(16)	102
Decreased (Increased) provision for credit losses	–	2	(4)
Decreased (Increased) non-interest expense	1	10	(62)
Decreased (Increased) provision for income taxes	–	1	(8)
Increased (Decreased) net income	(1)	(3)	28
Impact on earnings per share ($)	–	–	0.04

Adjusted results in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.

The table above indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in those rates on BMO’s U.S. segment reported and adjusted results.

The Canadian dollar equivalents of BMO’s U.S. segment results that are denominated in U.S. dollars decreased in the fourth quarter of fiscal 2024, relative to the third quarter of fiscal 2024 and the fourth quarter of fiscal 2023, due to changes in the Canadian/U.S. dollar exchange rate. References in this document to the impact of the U.S. dollar do not include U.S. dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Economically, our U.S. dollar income stream was not hedged against the risk of changes in foreign exchange rates during fiscal 2024 and fiscal 2023. Changes in exchange rates will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenue, expenses and provisions for (or recoveries of) credit losses and income taxes arise.

Refer to the Enterprise-Wide Capital Management section of BMO’s 2024 Annual MD&A for a discussion of the impact that changes in foreign exchange rates can have on BMO’s capital position.

Net Income

Q4 2024 vs. Q4 2023

Reported net income was $2,304 million, an increase of $594 million or 35% from the prior year, and adjusted net income was $1,542 million, a decrease of $701 million or 31%. Reported earnings per share (EPS) was $2.94 an increase of $0.75 from the prior year, and adjusted EPS was $1.90, a decrease of $1.03.

Adjusted results in the current quarter, the prior year and prior quarter excluded the following items:

•

The reversal of a fiscal 2022 legal provision (1), including accrued interest, associated with a predecessor bank, M&I Marshall and Ilsley Bank, of $870 million ($1,183 million pre-tax) in the current quarter, comprising a reversal of interest expense of $589 million and a reversal of non-interest expense of $594 million, compared with a provision of $12 million ($16 million pre-tax) in the prior year, comprising interest expense of $14 million and non-interest expense of $2 million, and a provision of $13 million ($18 million pre-tax) in the prior quarter, comprising interest expense of $14 million and non-interest expense of $4 million.

•

Acquisition and integration costs of $27 million ($35 million pre-tax) recorded in non-interest expense in the current quarter, compared with $433 million ($582 million pre-tax) in the prior year and $19 million ($25 million pre-tax) in the prior quarter.

•

Amortization of acquisition-related intangible assets of $92 million ($124 million pre-tax) recorded in non-interest expense in the current quarter, including a $14 million ($18 million pre-tax) write-down related to the acquisition of Radicle Group Inc. (Radicle) in BMO Capital Markets, compared with $88 million ($119 million pre-tax) in the prior year and $79 million ($107 million pre-tax) in the prior quarter.

•

The impact of the U.S. Federal Deposit Insurance Corporate (FDIC) special assessment, including an $11 million ($14 million pre-tax) partial reversal of non-interest expense in the current quarter, compared with a $5 million ($6 million pre-tax) expense in the prior quarter.

(1)	For further information, refer to the Provisions and Contingent Liabilities section in Note 25 of the audited annual consolidated financial statements of BMO’s 2024 Annual Report.

BMO Financial Group Fourth Quarter 2024 Earnings Release	11

Reported net income increased from the prior year, primarily due to the items noted above, which in aggregate increased net income by $762 million in the current year, compared with a reduction of $533 million in the prior year. The decrease in adjusted net income reflected a higher provision for credit losses, partially offset by lower expenses, with revenue relatively unchanged from the prior year. Reported and adjusted net income decreased across all operating segments. Corporate Services recorded net income on a reported basis, compared with a net loss in the prior year, and a lower net loss on an adjusted basis.

Q4 2024 vs. Q3 2024

Reported net income increased $439 million or 24% from the prior quarter, and adjusted net income decreased $439 million or 22%. Reported EPS increased $0.46 from the prior quarter, and adjusted EPS decreased $0.74, including the impact of higher dividends on preferred shares and distributions on other equity instruments.

Reported net income increased, primarily due to the adjusted items noted above. The decrease in adjusted net income reflected a higher provision for credit losses and higher expenses, partially offset by higher revenue. Reported and adjusted net income decreased across all operating segments. Corporate Services recorded net income on a reported basis, compared with a net loss in the prior quarter, and a lower net loss on an adjusted basis.

For further information on non-GAAP amounts, measures and ratios in this Net Income section, refer to the Non-GAAP and Other Financial Measures section.

Revenue

Effective the first quarter of fiscal 2024, the bank adopted IFRS 17, Insurance Contracts (IFRS 17) and retrospectively applied it to fiscal 2023 results. Insurance results are now presented in non-interest revenue under insurance service results and insurance investment results. Fiscal 2023 results may not be fully representative of our future earnings profile, as we were not managing our insurance portfolio under the new standard. For additional information, refer to Note 1 of the audited annual consolidated financial statements in BMO’s 2024 Annual Report.

Q4 2024 vs. Q4 2023

Reported revenue was $8,957 million, an increase of $638 million or 8% from the prior year, due to the reversal of accrued interest on the fiscal 2022 legal provision in the current year. Adjusted revenue was $8,368 million, relatively unchanged from the prior year, with higher non-interest revenue partially offset by lower net interest income. Revenue increased in Canadian P&C and BMO Wealth Management, and decreased in Corporate Services, BMO Capital Markets and U.S. P&C.

Reported net interest income was $5,438 million, an increase of $497 million or 10% from the prior year, and adjusted net interest income was $4,849 million, a decrease of $106 million or 2% from the prior year. The increase in reported net interest income primarily reflected the reversal of accrued interest on the legal provision in the current year. Adjusted net interest income decreased, primarily due to lower trading-related net interest income and lower net interest income in Corporate Services due to lower net accretion of purchase accounting fair value marks, partially offset by higher net interest income in Canadian P&C and higher non-trading interest income in BMO Capital Markets. Trading-related net interest loss was $55 million, compared with net interest income of $213 million in the prior year, and was offset in trading non-interest revenue.

BMO’s overall reported net interest margin of 1.70% increased 3 basis points from the prior year. Adjusted net interest margin, excluding trading-related net interest income, trading and insurance assets, was 1.90%, unchanged from the prior year, with higher margins in BMO Capital Markets and volume growth in Canadian P&C offset by lower net interest income in Corporate Services and lower margins in U.S. P&C and BMO Wealth Management. The impact of higher interest rates on deposit pricing and deposit mix was largely offset by the reinvestment of earning assets at higher yields.

Reported and adjusted non-interest revenue was $3,519 million, an increase of $141 million or 4% from the prior year, primarily driven by higher trading revenue, investment management and custodial fee revenue and mutual fund fee revenue, partially offset by lower insurance-related revenue reflecting changes in portfolio positioning during the transition to IFRS 17, the impact of mark-downs on the held-for-sale loan portfolio and lower lending fee revenue, largely offset in net interest income reflecting the transition of bankers’ acceptances exposures to loans, and lower card fee revenue.

Q4 2024 vs. Q3 2024

Reported revenue increased $765 million or 9% from the prior quarter, and adjusted revenue increased $162 million or 2%.

Reported net interest income increased $644 million or 13% from the prior quarter, primarily driven by the reversal of accrued interest on the legal provision. On an adjusted basis, net interest income increased $41 million or 1%, driven by higher net interest income in Corporate Services and Canadian P&C, and higher non-trading interest income in BMO Capital Markets, partially offset by lower trading-related net interest income. Trading-related net interest income decreased $137 million from the prior quarter, largely offset in trading non-interest revenue.

BMO’s overall reported net interest margin increased 19 basis points from the prior quarter. Adjusted net interest margin, excluding trading-related net interest income, and trading and insurance assets, increased 7 basis points, primarily due to higher net interest income and lower low-yielding assets in both Corporate Services and BMO Capital Markets.

Reported and adjusted non-interest revenue increased $121 million or 4% from the prior quarter. The increase was primarily driven by higher trading revenue and underwriting and advisory fee revenue, partially offset by lower card and lending fee revenue. Compared with the prior quarter, insurance investment results increased primarily due to changes in assumptions, with the increase largely offset in insurance service results.

12	BMO Financial Group Fourth Quarter 2024 Earnings Release

For further information on non-GAAP amounts, measures and ratios, and results presented on a net revenue basis in this Revenue section, refer to the Non-GAAP and Other Financial Measures section. The foregoing sections contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Change in Net Interest Income, Average Earning Assets and Net Interest Margin (1)

TABLE 7

	Net interest income (teb) (2)			Average earning assets (3)			Net interest margin (in basis points)
(Canadian $ in millions, except as noted)	Q4-2024	Q3-2024	Q4-2023	Q4-2024	Q3-2024	Q4-2023	Q4-2024	Q3-2024	Q4-2023
Canadian P&C	2,304	2,253	2,096	334,912	323,768	303,728	274	277	274
U.S. P&C	2,054	2,056	2,077	216,481	219,467	213,477	378	373	386
Personal and Commercial Banking (P&C)	4,358	4,309	4,173	551,393	543,235	517,205	314	316	320
All other operating groups and Corporate Services	1,080	485	768	723,037	717,199	659,909	na	na	na
Total reported	5,438	4,794	4,941	1,274,430	1,260,434	1,177,114	170	151	167
Total adjusted	4,849	4,808	4,955	1,274,430	1,260,434	1,177,114	151	152	167
Trading net interest income, trading and insurance assets	(55)	82	213	249,129	232,618	186,840	na	na	na
Total reported, excluding trading and insurance	5,493	4,712	4,728	1,025,301	1,027,816	990,274	213	182	189
Total adjusted, excluding trading and insurance	4,904	4,726	4,742	1,025,301	1,027,816	990,274	190	183	190
U.S. P&C (US$ in millions)	1,506	1,500	1,521	158,697	160,137	156,400	378	373	386

	Net interest income (teb) (2)			Average earning assets (3)			Net interest margin (in basis points)
(Canadian $ in millions, except as noted)	Fiscal 2024		Fiscal 2023	Fiscal 2024		Fiscal 2023	Fiscal 2024		Fiscal 2023
Canadian P&C	8,852		8,043	319,795		296,164	277		272
U.S. P&C	8,162		7,607	215,987		195,363	378		389
Personal and Commercial Banking (P&C)	17,014		15,650	535,782		491,527	318		318
All other operating groups and Corporate Services	2,454		3,031	701,463		654,343	na		na
Total reported	19,468		18,681	1,237,245		1,145,870	157		163
Total adjusted	18,921		19,094	1,237,245		1,145,870	153		167
Trading net interest income, trading and insurance assets	169		900	222,149		180,005	na		na
Total reported, excluding trading and insurance	19,299		17,781	1,015,096		965,865	190		184
Total adjusted, excluding trading and insurance	18,752		18,194	1,015,096		965,865	185		188
U.S. P&C (US$ in millions)	6,006		5,635	158,919		144,732	378		389

(1)	Adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Operating group revenue is presented on a taxable equivalent basis (teb) in net interest income. For further information, refer to the How BMO Reports Operating Group Results section in BMO’s 2024 Annual MD&A.

(3)

Average earning assets represents the daily average balance of interest-bearing deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreement, securities and loans over the period na – not applicable

Certain comparative figures have been reclassified to conform with the current year’s presentation and for changes in accounting policy.

Total Provision for Credit Losses

Q4 2024 vs. Q4 2023

Total provision for credit losses was $1,523 million, compared with a provision of $446 million in the prior year. Total provision for credit losses as a percentage of average net loans and acceptances ratio was 91 basis points, compared with 27 basis points in the prior year. The provision for credit losses on impaired loans was $1,107 million, an increase of $699 million, due to higher provisions across all operating segments, primarily in the U.S. corporate and commercial portfolio, and in the Canadian unsecured segments of the consumer portfolio. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 66 basis points, compared with 25 basis points in the prior year. There was a $416 million provision for credit losses on performing loans, compared with a $38 million provision in the prior year, primarily driven by portfolio credit migration, as well as uncertainty in credit conditions.

Q4 2024 vs. Q3 2024

Total provision for credit losses increased $617 million from the prior quarter. The provision for credit losses on impaired loans increased $279 million, due to higher provisions in the corporate and commercial portfolio, primarily reflecting increases in the commercial real estate, financial and mining sectors. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 66 basis points, compared with 50 basis points in the prior quarter. There was a $416 million provision for credit losses on performing loans, compared with a $78 million provision in the prior quarter.

Impaired Loans

Total gross impaired loans and acceptances (GIL) were $5,843 million, a decrease from $6,041 million in the prior quarter. The decrease in impaired loans was primarily due to write-offs in business and government lending, within the service and manufacturing and wholesale trade sectors. GIL as a percentage of gross loans and acceptances decreased to 0.86% from 0.89% in the prior quarter.

Loans classified as impaired during the quarter were $2,218 million, an increase from $1,847 million in the prior quarter, reflecting higher impaired loan formations in both business and government lending, and consumer lending.

BMO Financial Group Fourth Quarter 2024 Earnings Release	13

Non-Interest Expense

Q4 2024 vs. Q4 2023

Reported non-interest expense was $4,427 million, a decrease of $1,252 million or 22% from the prior year, and adjusted non-interest expense was $4,876 million, a decrease of $100 million or 2%.

Reported results reflected the reversal of the fiscal 2022 legal provision and the impact of lower acquisition and integration costs in the current year. Adjusted non-interest expense decreased, primarily due to our continued focus on operational efficiencies, including realized cost synergies related to Bank of the West, and lower premises costs, including the charge in the prior year related to the consolidation of BMO real estate, and other operating costs.

Reported efficiency ratio was 49.4%, compared with 68.3% in the prior year, and adjusted efficiency ratio was 58.3%, compared with 59.7%. Reported operating leverage was positive 29.8% and adjusted operating leverage was positive 2.4%.

Q4 2024 vs. Q3 2024

Reported non-interest expense decreased $412 million or 9% from the prior quarter, due to the reversal of the legal provision, and adjusted non-interest expense increased $179 million or 4%, primarily due to higher professional fees and higher association, clearing and annual regulator fees. In addition, other costs included $25 million associated with our proportionate share of Visa’s litigation escrow related to their class B shares.

For further information on non-GAAP amounts, measures and ratios in this Non-Interest Expense section, refer to the Non-GAAP and Other Financial Measures section.

Provision for Income Taxes

The reported provision for income taxes was $703 million, an increase of $219 million from the fourth quarter of fiscal 2023, and an increase of $121 million from the third quarter of fiscal 2024. The reported effective tax rate for the current quarter was 23.4%, compared with 22.1% in the fourth quarter of fiscal 2023 and 23.8% in the third quarter of fiscal 2024. The adjusted provision for income taxes was $427 million, a decrease of $241 million from the fourth quarter of fiscal 2023 and a decrease of $195 million from the third quarter of fiscal 2024. The adjusted effective tax rate was 21.7% in the current quarter, compared with 22.9% in the fourth quarter of fiscal 2023 and 23.9% in the third quarter of fiscal 2024.

The change in the reported effective tax rate in the current quarter relative to the fourth quarter of fiscal 2023 was primarily due to the impact of higher income in the current quarter. The change in the adjusted effective tax rate in the current quarter relative to the fourth quarter of fiscal 2023 and the third quarter of fiscal 2024 was primarily due to earnings mix, including the impact of lower income in the current quarter.

For further information on non-GAAP amounts, measures and ratios in this Provision for Income Taxes section, refer to the Non-GAAP and Other Financial Measures section.

Capital Management

BMO’s Common Equity Tier 1 (CET1) Ratio was 13.6% as at October 31, 2024, an increase from 13.0% at the end of the third quarter of fiscal 2024, primarily due to the impact of the reversal of the fiscal 2022 legal provision. CET1 Capital was $57.1 billion as at October 31, 2024, an increase from $55.6 billion as at July 31, 2024, primarily due to the reversal of the legal provision and the impact of foreign exchange movements. Risk weighted assets (RWA) were $420.8 billion as at October 31, 2024, a decrease from $428.9 billion as at July 31, 2024, primarily due to lower operational risk as a result of the reversal of the legal provision and lower credit risk RWA due to methodology changes. The bank’s Tier 1 and Total Capital Ratios were 15.4% and 17.6%, respectively, as at October 31, 2024, compared with 14.8% and 17.1%, respectively, as at July 31, 2024. The Tier 1 Capital Ratio was higher, due to the same factors affecting the CET1 Ratio, partially offset by the impact of the announced preferred share redemption of $300 million. The Total Capital Ratio was higher due to the factors impacting the Tier 1 Capital Ratio, partially offset by the redemption of $1.0 billion subordinated notes.

Leverage Ratio was 4.4% as at October 31, 2024, an increase from 4.3% at the end of the third quarter of fiscal 2024, driven by higher Tier 1 Capital, partially offset by higher leverage exposures. The bank’s risk-based Total Loss Absorbing Capacity (TLAC) Ratio and TLAC Leverage Ratio were 29.3% and 8.3%, respectively, as at October 31, 2024, compared with 28.5% and 8.2%, respectively, as at July 31, 2024.

Regulatory capital requirements for BMO are determined in accordance with guidelines issued by OSFI, which are based on the Basel III framework developed by the Basel Committee on Banking Supervision (BCBS), and include OSFI’s CAR Guideline and the Leverage Requirements (LR) Guideline. TLAC requirements are determined in accordance with OSFI’s TLAC Guideline. For more information refer to the Enterprise-Wide Capital Management section of BMO’s 2024 Annual MD&A.

14	BMO Financial Group Fourth Quarter 2024 Earnings Release

Review of Operating Groups’ Performance

BMO reports financial results for its three operating groups, one of which comprises two operating segments, all of which are supported by Corporate Units and Technology and Operations (T&O) within Corporate Services. For further information on how BMO reports operating group results are outlined in the 2024 Operating Groups Performance Review section of BMO’s 2024 Annual MD&A.

Personal and Commercial Banking (P&C) (1)

TABLE 8

(Canadian $ in millions, except as noted)	Q4-2024	Q3-2024	Q4-2023	Fiscal 2024	Fiscal 2023
Net interest income (teb) (2)	4,358	4,309	4,173	17,014	15,650
Non-interest revenue	1,044	1,052	1,111	4,189	4,089
Total revenue (teb) (2)	5,402	5,361	5,284	21,203	19,739
Provision for credit losses on impaired loans	875	721	375	2,600	1,088
Provision for credit losses on performing loans	401	61	66	722	327
Total provision for credit losses	1,276	782	441	3,322	1,415
Non-interest expense	2,818	2,752	2,813	10,903	10,167
Income before income taxes	1,308	1,827	2,030	6,978	8,157
Provision for income taxes (teb) (2)	302	443	517	1,692	2,095
Reported net income	1,006	1,384	1,513	5,286	6,062
Acquisition and integration costs (3)	12	2	1	17	9
Amortization of acquisition-related intangible assets (4)	73	73	82	296	240
Adjusted net income	1,091	1,459	1,596	5,599	6,311
Net income available to common shareholders	980	1,363	1,487	5,188	5,972
Adjusted net income available to common shareholders	1,065	1,438	1,570	5,501	6,221

(1)	Adjusted results are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Taxable equivalent basis (teb) amounts of $9 million in each of Q4-2024, Q3-2024 and Q4-2023; and $36 million for fiscal 2024 and $33 million for fiscal 2023. These amounts were recorded in net interest income, revenue and in provision for income taxes.

(3)	Acquisition and integration costs related to the acquisition of AIR MILES, recorded in non-interest expense.
(4)	Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense.

Certain comparative figures have been reclassified to conform with the current year’s presentation and for changes in accounting policy.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and commercial operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The P&C banking business reported net income was $1,006 million, a decrease of $507 million or 33% from the prior year, and a decrease of $378 million or 27% from the prior quarter. These operating segments are reviewed separately in the sections that follow.

For further information on non-GAAP amounts, measures, and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

BMO Financial Group Fourth Quarter 2024 Earnings Release	15

Canadian Personal and Commercial Banking (Canadian P&C) (1)

TABLE 9

(Canadian $ in millions, except as noted)	Q4-2024	Q3-2024	Q4-2023	Fiscal 2024	Fiscal 2023
Net interest income	2,304	2,253	2,096	8,852	8,043
Non-interest revenue	630	655	700	2,587	2,516
Total revenue	2,934	2,908	2,796	11,439	10,559
Provision for credit losses on impaired loans	440	353	232	1,326	724
Provision for credit losses on performing loans	138	35	33	333	185
Total provision for credit losses (PCL)	578	388	265	1,659	909
Non-interest expense	1,319	1,260	1,260	5,005	4,723
Income before income taxes	1,037	1,260	1,271	4,775	4,927
Provision for income taxes	287	346	349	1,318	1,354
Reported net income	750	914	922	3,457	3,573
Acquisition and integration costs (2)	12	2	1	17	9
Amortization of acquisition-related intangible assets (3)	3	4	3	13	6
Adjusted net income	765	920	926	3,487	3,588
Adjusted non-interest expense	1,299	1,252	1,254	4,964	4,702
Net income available to common shareholders	739	904	912	3,415	3,534
Adjusted net income available to common shareholders	754	910	916	3,445	3,549
Key Performance Metrics and Drivers
Personal and Business Banking revenue	2,117	2,081	2,039	8,231	7,537
Commercial Banking revenue	817	827	757	3,208	3,022
Return on equity (%) (4) (5)	18.1	22.3	26.1	21.4	26.6
Adjusted return on equity (%) (4) (5)	18.5	22.4	26.3	21.5	26.7
Operating leverage (%)	0.1	5.9	(0.2)	2.3	(0.4)
Adjusted operating leverage (%)	1.1	5.6	0.4	2.7	–
Efficiency ratio (%)	45.0	43.3	45.0	43.8	44.7
Adjusted efficiency ratio (%)	44.3	43.1	44.8	43.4	44.5
PCL on impaired loans to average net loans and acceptances (%) (5)	0.53	0.43	0.29	0.41	0.24
Net interest margin on average earning assets (%)	2.74	2.77	2.74	2.77	2.72
Average earning assets	334,912	323,768	303,728	319,795	296,164
Average gross loans and acceptances	332,965	326,043	314,209	324,082	307,296
Average deposits	312,475	306,409	283,908	301,278	272,573

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Acquisition and integration costs related to the acquisition of AIR MILES, recorded in non-interest expense.
(3)	Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense.
(4)

Return on equity is based on allocated capital. Effective fiscal 2024, the capital allocation rate increased to 11.5% of risk-weighted assets, compared with 11.0% in fiscal 2023. For further information, refer to the Non-GAAP and Other Financial Measures section.

(5)	Return on equity and PCL ratios are presented on an annualized basis.

Certain comparative figures have been reclassified to conform with the current year’s presentation and for changes in accounting policy.

Q4 2024 vs. Q4 2023

Canadian P&C reported net income was $750 million, a decrease of $172 million or 18% from the prior year.

Total revenue was $2,934 million, an increase of $138 million or 5% from the prior year. Net interest income increased $208 million or 10%, primarily due to higher balances. Non-interest revenue decreased $70 million or 10%, primarily due to lower lending fee and card-related revenue. Net interest margin of 2.74% was unchanged from the prior year. The impact of the transition of bankers’ acceptances exposures to loans in our Commercial Bank resulted in lower non-interest revenue, offset in net interest income, with a modest reduction in the net interest margin.

Personal and Business Banking revenue increased $78 million or 4% and Commercial Banking revenue increased $60 million or 8%, both due to higher net interest income, partially offset by lower non-interest revenue.

Total provision for credit losses was $578 million, an increase of $313 million from the prior year. The provision for credit losses on impaired loans was $440 million, an increase of $208 million, due to higher provisions in Commercial Banking, primarily in the services sectors, and in Personal and Business Banking in the unsecured segments of the consumer portfolio. There was a $138 million provision for credit losses on performing loans in the current quarter, compared with a $33 million provision in the prior year.

Non-interest expense was $1,319 million, an increase of $59 million or 5% from the prior year, primarily driven by higher operating, employee-related and technology costs.

Average gross loans and acceptances increased $18.8 billion or 6% from the prior year to $333.0 billion. Personal and Business Banking loan balances increased 6%, primarily reflecting growth in residential mortgages. Commercial Banking loan balances increased 5% and credit card balances increased 15%. Average deposits increased $28.6 billion or 10% to $312.5 billion. Personal and Business Banking deposits increased 9%, primarily due to strong growth in term deposits. Commercial Banking deposits increased 13%.

Q4 2024 vs. Q3 2024

Reported net income decreased $164 million or 18% from the prior quarter.

Total revenue increased $26 million or 1% from the prior quarter. Net interest income increased $51 million or 2%, primarily due to higher balances, partially offset by lower net interest margins. Non-interest revenue decreased $25 million or 4%, primarily due to lower card-related revenue. Net interest margin decreased 3 basis points from the prior quarter, primarily due to loans growing faster than deposits, partially offset by higher deposit margins.

Personal and Business Banking revenue increased $36 million or 2%, primarily due to higher net interest income, partially offset by lower non-interest revenue. Commercial Banking revenue decreased $10 million or 1%, due to lower net interest income and lower non-interest revenue.

16	BMO Financial Group Fourth Quarter 2024 Earnings Release

Total provision for credit losses increased $190 million from the prior quarter. The provision for credit losses on impaired loans increased $87 million, due to higher provisions in Commercial Banking. There was a $138 million provision for credit losses on performing loans in the current quarter, compared with a $35 million provision in the prior quarter.

Non-interest expense increased $59 million or 5% from the prior quarter, due to higher employee-related and operating costs.

Average gross loans and acceptances increased $6.9 billion or 2% from the prior quarter. Personal and Business Banking and Commercial Banking loan balances both increased 2%, and credit card balances increased 2%. Average deposits increased $6.1 billion or 2% from the prior quarter. Personal and Business Banking deposits increased 2% and Commercial Banking deposits increased 3%.

For further information on non-GAAP amounts, measures and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

U.S. Personal and Commercial Banking (U.S. P&C) (1)

TABLE 10

(Canadian $ in millions, except as noted)	Q4-2024	Q3-2024	Q4-2023	Fiscal 2024	Fiscal 2023
Net interest income (teb) (2)	2,054	2,056	2,077	8,162	7,607
Non-interest revenue	414	397	411	1,602	1,573
Total revenue (teb) (2)	2,468	2,453	2,488	9,764	9,180
Provision for credit losses on impaired loans	435	368	143	1,274	364
Provision for (recovery of) credit losses on performing loans	263	26	33	389	142
Total provision for credit losses (PCL)	698	394	176	1,663	506
Non-interest expense	1,499	1,492	1,553	5,898	5,444
Income before income taxes	271	567	759	2,203	3,230
Provision for income taxes (teb) (2)	15	97	168	374	741
Reported net income	256	470	591	1,829	2,489
Amortization of acquisition-related intangible assets (3)	70	69	79	283	234
Adjusted net income	326	539	670	2,112	2,723
Adjusted non-interest expense	1,405	1,398	1,447	5,517	5,129
Net income available to common shareholders	241	459	575	1,773	2,438
Adjusted net income available to common shareholders	311	528	654	2,056	2,672
Average earning assets	216,481	219,467	213,477	215,987	195,363
Average gross loans and acceptances	205,041	207,420	208,468	204,794	189,667
Average deposits	228,129	224,575	215,670	222,276	198,714

(US$ equivalent in millions)
Net interest income (teb) (2)	1,506	1,500	1,521	6,006	5,635
Non-interest revenue	304	289	301	1,179	1,165
Total revenue (teb) (2)	1,810	1,789	1,822	7,185	6,800
Provision for credit losses on impaired loans	320	267	106	935	270
Provision for credit losses on performing loans	189	19	23	283	106
Total provision for credit losses	509	286	129	1,218	376
Non-interest expense	1,098	1,089	1,138	4,339	4,033
Income before income taxes	203	414	555	1,628	2,391
Provision for income taxes (teb) (2)	12	70	122	276	548
Reported net income	191	344	433	1,352	1,843
Amortization of acquisition-related intangible assets (3)	51	51	57	209	173
Adjusted net income	242	395	490	1,561	2,016
Adjusted non-interest expense	1,030	1,020	1,062	4,059	3,800
Net income available to common shareholders	179	336	421	1,310	1,805
Adjusted net income available to common shareholders	231	385	481	1,521	1,983
Key Performance Metrics (US$ basis)
Personal and Business Banking revenue	688	689	721	2,769	2,607
Commercial Banking revenue	1,122	1,100	1,101	4,416	4,193
Return on equity (%) (4) (5)	2.9	5.5	7.1	5.4	8.8
Adjusted return on equity (%) (4) (5)	3.8	6.3	8.1	6.2	9.7
Operating leverage (%)	2.8	5.2	(43.1)	(1.9)	(30.4)
Adjusted operating leverage (%)	2.2	4.9	(30.6)	(1.1)	(20.6)
Efficiency ratio (%)	60.7	60.8	62.4	60.4	59.3
Adjusted efficiency ratio (%)	56.9	57.0	58.2	56.5	55.9
Net interest margin on average earning assets (%)	3.78	3.73	3.86	3.78	3.89
PCL on impaired loans to average net loans and acceptances (%) (5)	0.85	0.71	0.28	0.63	0.19
Average earning assets	158,697	160,137	156,400	158,919	144,732
Average gross loans and acceptances	150,309	151,347	152,727	150,687	140,508
Average deposits	167,238	163,862	158,012	163,540	147,218

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Taxable equivalent basis (teb) amounts of $9 million in each of Q4-2024, Q3-2024 and Q4-2023; and $36 million in fiscal 2024 and $33 million in fiscal 2023. These amounts were recorded in net interest income revenue and provision for income taxes, and were reflected in the ratios. On a source currency basis: US$6 million in both Q4-2024 and Q3-2024, and US$7 million in Q4-2023; and US$25 million in both fiscal 2024 and fiscal 2023.

(3)

Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense. On a source currency basis: Q4-2024 US$68 million, Q3-2024 US$69 million, Q4-2023 US$76 million; and US$280 million in fiscal 2024 and US$233 million in fiscal 2023.

(4)

Return on equity is based on allocated capital. Effective fiscal 2024, the capital allocation rate increased to 11.5% of risk-weighted assets, compared with 11.0% in fiscal 2023. For further information, refer to the Non-GAAP and Other Financial Measures section.

(5)	Return on equity and PCL ratios are presented on an annualized basis.

Certain comparative figures have been reclassified to conform with the current year’s presentation and for changes in accounting policy.

BMO Financial Group Fourth Quarter 2024 Earnings Release	17

Q4 2024 vs. Q4 2023

U.S. P&C reported net income was $256 million, a decrease of $335 million or 57% from the prior year. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $191 million, a decrease of $242 million or 56% from the prior year.

Total revenue was $1,810 million, a decrease of $12 million or 1% from the prior year. Net interest income decreased $15 million or 1%, primarily due to lower net interest margins, partially offset by higher deposit balances. Non-interest revenue increased $3 million or 1%, with higher lending fee revenue partially offset by lower card fee revenue. Net interest margin of 3.78% decreased 8 basis points, primarily due to lower deposit margins as customers migrated to higher cost deposits, partially offset by deposits growing faster than loans.

Personal and Business Banking revenue decreased $33 million or 5%, due to lower net interest income and non-interest revenue. Commercial Banking revenue increased $21 million or 2%, due to higher net interest income and non-interest revenue.

Total provision for credit losses was $509 million, an increase of $380 million from the prior year. The provision for credit losses on impaired loans was $320 million, an increase of $214 million, largely due to higher provisions in Commercial Banking across several sectors. There was a $189 million provision for credit losses on performing loans in the current quarter, compared with a $23 million provision in the prior year.

Non-interest expense was $1,098 million, a decrease of $40 million or 3% from the prior year, primarily driven by realized cost synergies related to the Bank of the West acquisition and our focus on operational efficiencies.

Average gross loans and acceptances decreased $2.4 billion or 2% from the prior year to $150.3 billion. Personal and Business Banking loan balances decreased 7%, primarily due to the sale of a portfolio of recreational vehicle loans, partially offset by higher mortgage balances. Commercial Banking loan balances were relatively unchanged from the prior year. Average total deposits increased $9.2 billion or 6% to $167.2 billion. Personal and Business Banking deposits increased 9% and Commercial Banking deposits increased 3%.

Q4 2024 vs. Q3 2024

Reported net income decreased $214 million or 45% from the prior quarter. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income decreased $153 million or 44% from the prior quarter.

Total revenue increased $21 million or 1% from the prior quarter. Net interest income was relatively unchanged from the prior quarter, as growth in deposit balances was offset by lower deposit margins. Non-interest revenue increased $15 million or 5%, primarily due to higher deposit fee revenue, partially offset by lower lending fee revenue. Net interest margin of 3.78% increased 5 basis points from the prior quarter, primarily driven by deposits growing faster than loans.

Personal and Business Banking revenue was relatively unchanged. Commercial Banking revenue increased $22 million or 2%, due to higher net interest income and non-interest revenue.

Total provision for credit losses increased $223 million from the prior quarter. The provision for credit losses on impaired loans increased $53 million, largely due to higher provisions in Commercial Banking, including in the commercial real estate sector. There was a $189 million provision for credit losses on performing loans in the current quarter, compared with a $19 million provision in the prior quarter.

Non-interest expense increased $9 million or 1% from the prior quarter.

Average gross loans and acceptances decreased $1.0 billion or 1% from the prior quarter. Commercial Banking loan balances decreased 2%, reflecting higher pay-downs and lower utilization, partially offset by an increase in Personal and Business Banking loan balances of 4%. Average total deposits increased $3.4 billion or 2% from the prior quarter. Personal and Business Banking deposits increased 1% and Commercial Banking deposits increased 3%.

For further information on non-GAAP amounts, measures, and ratios in this Review of Operating Groups’ Performance section, refer to the

Non-GAAP and Other Financial Measures section.

18	BMO Financial Group Fourth Quarter 2024 Earnings Release

BMO Wealth Management (1)

TABLE 11

(Canadian $ in millions, except as noted)	Q4-2024	Q3-2024	Q4-2023	Fiscal 2024	Fiscal 2023
Net interest income	340	326	353	1,313	1,380
Non-interest revenue (2)	1,146	1,113	1,112	4,333	4,031
Total revenue (2)	1,486	1,439	1,465	5,646	5,411
Provision for credit losses on impaired loans	16	1	2	26	5
Provision for (recovery of) credit losses on performing loans	18	(10)	(1)	5	13
Total provision for (recovery of) credit losses (PCL)	34	(9)	1	31	18
Non-interest expense	1,024	969	990	3,968	3,878
Income before income taxes	428	479	474	1,647	1,515
Provision for income taxes	102	117	123	399	369
Reported net income	326	362	351	1,248	1,146
Amortization of acquisition-related intangible assets (3)	2	2	1	7	4
Adjusted net income	328	364	352	1,255	1,150
Adjusted non-interest expense	1,022	966	988	3,959	3,871
Net income available to common shareholders	324	359	349	1,239	1,138
Adjusted net income available to common shareholders	326	361	350	1,246	1,142
Key Performance Metrics
Wealth and Asset Management reported net income	273	300	202	1,012	824
Wealth and Asset Management adjusted net income	275	302	203	1,019	828
Insurance reported net income (loss)	53	62	149	236	322
Return on equity (%) (4) (5)	26.6	29.7	28.8	26.0	24.6
Adjusted return on equity (%) (4) (5)	26.8	29.8	28.9	26.1	24.7
Reported efficiency ratio (%)	68.9	67.3	67.7	70.3	71.7
Adjusted efficiency ratio (%) (6)	68.8	67.1	67.5	70.1	71.6
Operating leverage (%)	(1.9)	(3.4)	48.2	2.0	11.3
Adjusted operating leverage (%) (6)	(1.8)	(3.3)	3.3	2.1	(4.4)
PCL on impaired loans to average net loans and acceptances (%) (5)	0.14	0.01	0.02	0.06	0.01
Average assets	67,047	65,428	62,009	64,674	60,092
Average gross loans and acceptances	44,094	43,384	42,643	42,905	40,855
Average deposits	62,739	62,406	61,349	61,453	61,627
Assets under administration (7)	361,250	359,213	416,352	361,250	416,352
Assets under management	422,701	409,627	332,947	422,701	332,947
U.S. Business Select Financial Data (US$ in millions)
Total revenue	196	196	202	771	766
Non-interest expense	154	137	160	583	600
Reported net income	19	49	31	133	119
Adjusted non-interest expense	152	135	158	576	595
Adjusted net income	20	51	33	138	123
Average gross loans and acceptances	10,873	10,712	10,765	10,574	9,776
Average deposits	11,573	11,376	12,824	11,464	11,975

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Effective the first quarter of fiscal 2024, the bank adopted IFRS 17, and retrospectively applied it to fiscal 2023 results. For further information, refer to the Changes in Accounting Policies in 2024 section of BMO’s 2024 Annual MD&A.

(3)	Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense.
(4)

Return on equity is based on allocated capital. Effective fiscal 2024, the capital allocation rate increased to 11.5% of risk-weighted assets, compared with 11.0% in fiscal 2023. For further information, refer to the Non-GAAP and Other Financial Measures section.

(5)	Return on equity and PCL ratios are presented on an annualized basis.
(6)

Prior to November 1, 2022, we presented adjusted revenue on a basis net of insurance claims, commissions and changes in policy benefit liabilities (CCPB). Beginning the first quarter of fiscal 2023, we no longer report CCPB, given the adoption and retrospective application of IFRS 17. For periods prior to November 1, 2022, efficiency ratio and operating leverage were calculated based on revenue, net of CCPB. Revenue, net of CCPB, was $1,295 million in Q4-2022, $1,286 million in Q3-2022, $1,288 million in Q2-2022, and $1,321 million in Q1-2022. Measures and ratios presented on a basis net of CCPB, are non-GAAP amounts. For more information, refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section of the 2023 Annual MD&A.

(7)	Certain assets under management that are also administered by the bank are included in assets under administration.

Certain comparative figures have been reclassified to conform with the current year’s presentation and for changes in accounting policy.

Q4 2024 vs. Q4 2023

BMO Wealth Management reported net income was $326 million, a decrease of $25 million or 7% from the prior year. Wealth and Asset Management reported net income was $273 million, an increase of $71 million or 35%, and Insurance net income was $53 million, a decrease of $96 million.

Total revenue was $1,486 million, an increase of $21 million or 1% from the prior year. Revenue in Wealth and Asset Management was $1,399 million, an increase of $152 million or 12%, primarily due to growth in client assets, including the impact of stronger global markets, partially offset by lower net interest income. Insurance revenue was $87 million, a decrease of $131 million from the prior year, primarily due to changes in portfolio positioning during the transition to IFRS 17.

Total provision for credit losses was $34 million, compared with $1 million in the prior year.

Non-interest expense was $1,024 million, an increase of $34 million or 3%, primarily due to higher employee-related compensation, partially offset by our focus on operational efficiencies.

Assets under management increased $89.8 billion or 27% from the prior year to $422.7 billion, driven by stronger global markets and higher net client assets. Assets under administration decreased $55.1 billion or 13% to $361.2 billion, primarily due to the exit of our Institutional Trust Services operations in the first quarter of fiscal 2024, partially offset by stronger global markets. Average gross loans increased 3% and average deposits increased 2%.

BMO Financial Group Fourth Quarter 2024 Earnings Release	19

Q4 2024 vs. Q3 2024

Reported net income decreased $36 million or 10% from the prior quarter. Wealth and Asset Management reported net income decreased $27 million or 9%, and Insurance net income decreased $9 million or 14%.

Total revenue increased $47 million or 3% from the prior quarter. Wealth and Asset Management revenue increased $57 million or 4%, primarily due to growth in client assets, including the impact of stronger global markets, and higher net interest income. Insurance revenue decreased $10 million, primarily due to less favourable market movements compared with the prior quarter.

Total provision for credit losses was $34 million, compared with a recovery of the provision for credit losses of $9 million in the prior quarter.

Non-interest expense increased $55 million or 6%, primarily due to higher employee-related costs, including investment in talent and higher revenue-based costs.

Assets under management increased $13.1 billion or 3% from the prior quarter, reflecting stronger global markets, higher net client assets and favourable foreign exchange movements. Assets under administration increased $2.0 billion or 1%, primarily due to stronger global markets and favourable foreign exchange movements. Average gross loans increased 2% and average deposits increased 1%.

For further information on non-GAAP amounts, measures and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

BMO Capital Markets (1)

TABLE 12

(Canadian $ in millions, except as noted)	Q4-2024	Q3-2024	Q4-2023	Fiscal 2024	Fiscal 2023
Net interest income (teb) (2)	389	479	630	1,731	2,490
Non-interest revenue	1,211	1,187	1,021	4,785	3,902
Total revenue (teb) (2)	1,600	1,666	1,651	6,516	6,392
Provision for credit losses on impaired loans	203	92	11	367	9
Provision for (recovery of) credit losses on performing loans	8	36	(10)	2	9
Total provision for credit losses (PCL)	211	128	1	369	18
Non-interest expense	1,087	1,047	1,052	4,278	4,278
Income before income taxes	302	491	598	1,869	2,096
Provision for income taxes (teb) (2)	51	102	126	377	471
Reported net income	251	389	472	1,492	1,625
Acquisition and integration costs (3)	2	1	(2)	15	4
Amortization of acquisition-related intangible assets (4)	17	4	5	31	20
Adjusted net income	270	394	475	1,538	1,649
Adjusted non-interest expense	1,061	1,041	1,048	4,216	4,246
Net income available to common shareholders	241	380	464	1,455	1,592
Adjusted net income available to common shareholders	260	385	467	1,501	1,616
Key Performance Metrics
Global Markets revenue	938	1,000	945	3,898	3,833
Investment and Corporate Banking revenue	662	666	706	2,618	2,559
Return on equity (%) (5) (6)	7.3	11.4	15.2	11.0	13.4
Adjusted return on equity (%) (5) (6)	7.8	11.6	15.3	11.4	13.6
Operating leverage (teb) (%)	(6.4)	16.4	10.2	1.9	(6.4)
Adjusted operating leverage (teb) (%)	(4.3)	16.2	9.8	2.6	(6.4)
Efficiency ratio (teb) (%)	67.9	62.9	63.7	65.7	66.9
Adjusted efficiency ratio (teb) (%)	66.3	62.5	63.5	64.7	66.4
PCL on impaired loans to average net loans and acceptances (%) (6)	0.99	0.44	0.06	0.44	0.01
Average assets	505,558	475,893	474,559	468,963	466,030
Average gross loans and acceptances	82,397	84,573	80,497	83,024	77,600
U.S. Business Select Financial Data (US$ in millions)
Total revenue (teb) (2)	567	552	578	2,286	2,028
Non-interest expense	394	398	411	1,599	1,616
Reported net income	43	55	118	350	283
Adjusted non-interest expense	391	396	410	1,580	1,603
Adjusted net income	45	57	118	364	292
Average assets	179,813	160,561	163,326	157,876	161,628
Average gross loans and acceptances	31,713	32,189	30,196	31,795	29,003

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Beginning January 1, 2024, we treated certain Canadian dividends as non-deductible for tax purposes, due to legislation that was enacted in the third quarter of fiscal 2024. As a result, we no longer report this revenue on a taxable equivalent basis (teb): Q4-2024 $2 million, Q3-2024 recovery of $1 million, and Q4-2023 $86 million; and fiscal 2024 $22 million and fiscal 2023 $321 million. On a source currency basis for our U.S. businesses: Q4-2024 and Q3-2024 $1 million, respectively and Q4-2023 $nil; and fiscal 2024 $2 million and fiscal 2023 $nil. These amounts were recorded in net interest income and provision for income taxes, and reflected in the ratios. For further information, refer to the Other Regulatory Developments section of BMO’s 2024 Annual MD&A.

(3)	Clearpool and Radicle pre-tax acquisition and integration costs, recorded in non-interest expense.
(4)	Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense. Q4-2024 included an $18 million pre-tax write-down related to the acquisition of Radicle.
(5)

Return on equity is based on allocated capital. Effective fiscal 2024, the capital allocation rate increased to 11.5% of risk-weighted assets, compared with 11.0% in fiscal 2023. For further information, refer to the Non-GAAP and Other Financial Measures section.

(6)	Return on equity and PCL ratios are presented on an annualized basis.

Certain comparative figures have been reclassified to conform with the current year’s presentation and for changes in accounting policy.

20	BMO Financial Group Fourth Quarter 2024 Earnings Release

Q4 2024 vs. Q4 2023

BMO Capital Markets reported net income was $251 million, a decrease of $221 million or 47% from the prior year.

Total revenue was $1,600 million, a decrease of $51 million or 3% from the prior year. Global Markets revenue decreased $7 million or 1%, due to lower equities trading revenue, partially offset by higher interest rate trading revenue. Investment and Corporate Banking revenue decreased $44 million or 6%, due to lower underwriting and advisory revenue and the impact of mark-downs on the held-for-sale loan portfolio, partially offset by higher corporate banking-related revenue.

Total provision for credit losses was $211 million, an increase of $210 million from the prior year. The provision for credit losses on impaired loans was $203 million, primarily driven by higher provisions in the financial, manufacturing and mining sectors, compared with an $11 million provision in the prior year. There was an $8 million provision for credit losses on performing loans, compared with a $10 million recovery in the prior year.

Non-interest expense was $1,087 million, an increase of $35 million or 3% from the prior year, primarily due to higher technology costs, partially offset by lower performance-based compensation.

Average gross loans and acceptances of $82.4 billion increased $1.9 billion or 2% from the prior year.

Q4 2024 vs. Q3 2024

Reported net income decreased $138 million or 35% from the prior quarter.

Total revenue decreased $66 million or 4% from the prior quarter. Global Markets revenue decreased $62 million or 6%, due to lower equities trading revenue reflecting reduced levels of client activity. Investment and Corporate Banking revenue decreased $4 million or 1%.

Total provision for credit losses increased $83 million from the prior quarter. The provision for credit losses on impaired loans increased $111 million from the prior quarter. There was an $8 million provision for credit losses on performing loans in the current quarter, compared with a $36 million provision in the prior quarter.

Non-interest expense increased $40 million or 4% from the prior quarter, due to higher amortization of acquisition-related intangible assets reflecting a write-down related to the acquisition of Radicle, and higher clearing fees, partially offset by lower performance-based compensation.

Average gross loans and acceptances decreased $2.2 billion or 3% from the prior quarter.

For further information on non-GAAP amounts, measures and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

Corporate Services (1) (2) (3)

TABLE 13

(Canadian $ in millions, except as noted)	Q4-2024	Q3-2024	Q4-2023	Fiscal 2024	Fiscal 2023
Net interest income before group teb offset	362	(312)	(120)	(532)	(485)
Group teb offset	(11)	(8)	(95)	(58)	(354)
Net interest income (teb)	351	(320)	(215)	(590)	(839)
Non-interest revenue	118	46	134	20	(1,444)
Total revenue (teb)	469	(274)	(81)	(570)	(2,283)
Provision for credit losses on impaired loans	13	14	20	73	78
Provision for (recovery of) credit losses on performing loans	(11)	(9)	(17)	(34)	649
Total provision for credit losses	2	5	3	39	727
Non-interest expense	(502)	71	824	350	2,811
Income (loss) before income taxes	969	(350)	(908)	(959)	(5,821)
Provision for (recovery of) income taxes (teb)	248	(80)	(282)	(260)	(1,425)
Reported net income (loss)	721	(270)	(626)	(699)	(4,396)
Acquisition and integration costs (4)	13	16	434	97	1,520
Management of fair value changes on the purchase of Bank of the West (5)	–	–	–	–	1,461
Legal provision/reversal (including related interest expense and legal fees) (6)	(870)	13	12	(834)	21
Impact of Canadian tax measures (7)	–	–	–	–	502
Impact of loan portfolio sale (8)	–	–	–	136	–
FDIC special assessment (9)	(11)	5	–	357	–
Initial provision for credit losses on purchased performing loans (10)	–	–	–	–	517
Adjusted net loss	(147)	(236)	(180)	(943)	(375)
Adjusted total revenue (teb) (11)	(120)	(260)	(67)	(953)	(104)
Adjusted total provision for credit losses	2	5	3	39	22
Adjusted non-interest expense	89	40	239	333	765
Net income (loss) available to common shareholders	604	(288)	(722)	(950)	(4,608)
Adjusted net loss available to common shareholders	(264)	(254)	(276)	(1,194)	(587)
U.S. Business Select Financial Data (US$ in millions)
Total revenue	460	(10)	193	401	(838)
Total provision for (recovery of) credit losses	(2)	2	(2)	3	521
Non-interest expense	(436)	8	499	47	1,731
Provision for (recovery of) income taxes (teb)	221	(11)	(86)	74	(860)
Reported net income (loss)	677	(9)	(218)	277	(2,230)
Adjusted total revenue	24	–	203	118	689
Adjusted total (recovery of) provision for credit losses	(2)	2	(2)	3	4
Adjusted non-interest expense	–	(14)	69	36	233
Adjusted net income (loss)	35	15	109	96	381

(1)	Adjusted results are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Due to the increase in the bank’s investments in Low Income Housing Tax Credit (LIHTC) entities following our acquisition of Bank of the West, we have updated our accounting policy related to the presentation of returns from these investments in the consolidated statement of income, effective the fourth quarter of fiscal 2023. As a result, amounts previously recorded in non-interest expense and provision for income taxes are both recorded in non-interest revenue. Fiscal 2023 comparatives have been reclassified to conform with the current period’s presentation.

BMO Financial Group Fourth Quarter 2024 Earnings Release	21

(3)

Effective the first quarter of fiscal 2024, balances and the associated revenue, expenses and provisions for credit losses related to our Canadian and U.S. indirect retail auto financing business, previously reported in Personal and Commercial Banking, are reported in Corporate Services, reflecting the exit and wind-down of this business unit. Fiscal 2023 comparatives have been reclassified to conform with the current period’s presentation.

(4)	Acquisition and integration costs related to the acquisition of Bank of the West, recorded in non-interest expense.
(5)

Management of the impact of interest rate changes between the announcement and closing of the acquisition of Bank of the West on its fair value and goodwill. Fiscal 2023 comprised $1,628 million of mark-to-market losses on certain interest rate swaps recorded in trading revenue and $383 million of losses on a portfolio of primarily U.S. treasuries and other balance sheet instruments recorded in net interest income.

(6)

Impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank. Q4-2024: Reversal of the fiscal 2022 legal provision, including accrued interest, comprising a reversal of $589 million of interest expense and $594 million of non-interest expense. Prior periods comprised the following: Q3-2024: $14 million interest expense and $4 million non-interest expense; Q2-2024 and Q1-2024: $14 million interest expense and $1 million non-interest expense, respectively; Q4-2023: $14 million interest expense and $2 million non-interest expense; Q3-2023: $3 million interest expense and a $7 million recovery of non-interest expense; Q2-2023: $7 million interest expense; and Q1-2023: $6 million interest expense and $2 million non-interest expense. For further information, refer to the Provisions and Contingent Liabilities section in Note 25 of the audited annual consolidated financial statements of BMO’s 2024 Annual Report.

(7)

Impact of certain tax measures enacted by the Canadian government. Q3-2023: Charge comprising $138 million non-interest revenue and $22 million non-interest expense related to the amended GST/HST definition for financial services. Q1-2023: $371 million one-time tax expense, primarily related to the Canada Recovery Dividend.

(8)	Net accounting loss on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization, recorded in non-interest revenue in Q1-2024.
(9)

Impact of a U.S. Federal Deposit Insurance Corporation (FDIC) special assessment recorded in non-interest expense. Q4-2024: A recovery of $11 million ($14 million pre-tax); Q3-2024: $5 million ($6 million pre-tax); Q2-2024: $50 million ($67 million pre-tax); and Q1-2024: $313 million ($417 million pre-tax).

(10)	Initial provision for credit losses on the purchased Bank of the West performing loan portfolio in Q2-2023.
(11)

Group taxable equivalent basis (teb) offset amounts for our U.S. businesses recorded in revenue and provision for (recovery of) income taxes: US$7 million in each of Q4-2024, Q3-2024 and Q4-2023; and fiscal 2024 US$27 million and fiscal 2023 US$25 million.

Adjusted results exclude the impact of the items described in footnotes (4) to (11).

Certain comparative figures have been reclassified to conform with the current year’s presentation and for changes in accounting policy.

Q4 2024 vs. Q4 2023

Corporate Services reported net income was $721 million, compared with reported net loss of $626 million in the prior year, and adjusted net loss was $147 million, compared with adjusted net loss of $180 million.

The higher reported net income was primarily driven by the reversal of the fiscal 2022 legal provision and lower acquisition and integrations costs.

The lower adjusted net loss, which excluded the above items, reflected lower revenue, due to lower net accretion of purchase accounting fair value marks and the impact of treasury-related activities, more than offset by lower expenses primarily due to lower technology and premises costs, including the charge in the prior year related to the consolidation of BMO real estate. In addition, other costs included our proportionate share of Visa’s litigation escrow related to their class B shares.

Q4 2024 vs. Q3 2024

Reported net income was $721 million, compared with reported net loss of $270 million in the prior quarter, and adjusted net loss was $147 million, compared with adjusted net loss of $236 million.

On a reported basis, the higher reported net income was primarily driven by the reversal of the legal provision.

Adjusted net loss, which excluded the above item, decreased $89 million from the prior quarter, with higher revenue primarily due to the impact of treasury-related activities, partially offset by higher expenses.

For further information on non-GAAP amounts in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

Risk Management

BMO’s risk management policies and processes to identify, measure, manage, monitor, mitigate and report its credit and counterparty, market, insurance, liquidity and funding, operational, including artificial intelligence, cyber, information and other technology-related risks, legal and regulatory, strategic, environmental and social, and reputation risks are outlined in the Enterprise-Wide Risk Management section of BMO’s 2024 Annual MD&A.

22	BMO Financial Group Fourth Quarter 2024 Earnings Release

Condensed Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended			For the twelve months ended
	October 31, 2024	July 31, 2024	October 31, 2023	October 31, 2024	October 31, 2023
Interest, Dividend and Fee Income
Loans	$10,223	$10,269	$9,681	$40,069	$34,310
Securities	3,966	3,917	3,260	15,038	11,392
Securities borrowed or purchased under resale agreements	1,775	1,839	1,596	6,843	5,859
Deposits with banks	900	1,078	1,063	4,035	4,013
	16,864	17,103	15,600	65,985	55,574
Interest Expense
Deposits	8,768	8,974	7,900	34,580	26,547
Securities sold but not yet purchased and securities lent or sold under repurchase agreements	2,344	2,405	1,860	8,907	7,299
Subordinated debt	118	116	117	456	430
Other liabilities	196	814	782	2,574	2,617
	11,426	12,309	10,659	46,517	36,893
Net Interest Income	5,438	4,794	4,941	19,468	18,681
Non-Interest Revenue
Securities commissions and fees	288	278	251	1,106	1,025
Deposit and payment service charges	420	412	402	1,626	1,517
Trading revenues (losses)	696	622	327	2,377	(216)
Lending fees	338	353	395	1,464	1,548
Card fees	201	220	254	847	700
Investment management and custodial fees	544	528	473	2,056	1,851
Mutual fund revenues	347	339	308	1,324	1,244
Underwriting and advisory fees	352	332	377	1,399	1,107
Securities gains, other than trading	57	49	34	200	180
Foreign exchange gains, other than trading	67	67	55	263	234
Insurance service results	42	100	104	340	389
Insurance investment results	72	17	131	105	171
Share of profit in associates and joint ventures	50	52	52	207	185
Other revenues	45	29	215	13	643
	3,519	3,398	3,378	13,327	10,578
Total Revenue	8,957	8,192	8,319	32,795	29,259
Provision for Credit Losses	1,523	906	446	3,761	2,178
Non-Interest Expense
Employee compensation	2,694	2,689	2,895	10,872	11,460
Premises and equipment	1,062	1,047	1,444	4,117	4,870
Amortization of intangible assets	280	277	284	1,112	1,008
Advertising and business development	227	217	260	837	812
Communications	89	98	108	388	367
Professional fees	177	136	244	583	863
Association, clearing and annual regulator fees	103	77	76	321	272
Other	(205)	298	368	1,269	1,482
	4,427	4,839	5,679	19,499	21,134
Income Before Provision for Income Taxes	3,007	2,447	2,194	9,535	5,947
Provision for income taxes	703	582	484	2,208	1,510
Net Income	$2,304	$1,865	$1,710	$7,327	$4,437
Attributable to:
Bank shareholders	$2,301	$1,865	$1,703	$7,318	$4,425
Non-controlling interest in subsidiaries	3	–	7	9	12
Net Income	$2,304	$1,865	$1,710	$7,327	$4,437
Earnings Per Common Share (Canadian $)
Basic	$2.95	$2.49	$2.19	$9.52	$5.77
Diluted	2.94	2.48	2.19	9.51	5.76
Dividends per common share	1.55	1.55	1.47	6.12	5.80

Certain comparative figures have been reclassified for changes in accounting policy.

BMO Financial Group Fourth Quarter 2024 Earnings Release	23

Condensed Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended			For the twelve months ended
	October 31, 2024	July 31, 2024	October 31, 2023	October 31, 2024	October 31, 2023
Net Income	$2,304	$1,865	$1,710	$7,327	$4,437
Other Comprehensive Income, net of taxes
Items that will subsequently be reclassified to net income
Net change in unrealized gains (losses) on fair value through OCI debt securities
Unrealized gains (losses) on fair value through OCI debt securities arising during the period (1)	(150)	56	(243)	217	(74)
Reclassification to earnings of (gains) during the period (2)	(19)	(19)	(4)	(83)	(31)
	(169)	37	(247)	134	(105)
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges arising during the period (3)	212	1,829	(550)	2,512	(1,292)
Reclassification to earnings/goodwill of losses on derivatives designated as cash flow hedges during the period (4)	314	335	378	1,417	973
	526	2,164	(172)	3,929	(319)
Net gains on translation of net foreign operations
Unrealized gains on translation of net foreign operations	531	154	2,810	287	1,399
Unrealized (losses) on hedges of net foreign operations (5)	(120)	(41)	(484)	(100)	(373)
	411	113	2,326	187	1,026
Items that will not be subsequently reclassified to net income
Net unrealized gains on fair value through OCI equity securities arising during the period (6)	–	1	–	9	–
Net gains (losses) on remeasurement of pension and other employee future benefit plans (7)	(123)	102	10	(69)	(1)
Net gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (8)	43	107	34	(633)	(291)
	(80)	210	44	(693)	(292)
Other Comprehensive Income, net of taxes	688	2,524	1,951	3,557	310
Total Comprehensive Income	$2,992	$4,389	$3,661	$10,884	$4,747
Attributable to:
Bank shareholders	$2,989	$4,389	$3,654	$10,875	$4,735
Non-controlling interest in subsidiaries	3	–	7	9	12
Total Comprehensive Income	$2,992	$4,389	$3,661	$10,884	$4,747

(1)	Net of income tax (provision) recovery of $55 million, $(21) million, $90 million for the three months ended and $(79) million, $35 million for the twelve months ended, respectively.
(2)	Net of income tax provision of $7 million, $7 million, $nil million for the three months ended and $31 million, $11 million for the twelve months ended, respectively.
(3)	Net of income tax (provision) recovery of $(82) million, $(702) million, $209 million for the three months ended and $(966) million, $576 million for the twelve months ended, respectively.
(4)	Net of income tax (recovery) of $(118) million, $(127) million, $(143) million for the three months ended and $(536) million, $(366) million for the twelve months ended, respectively.
(5)	Net of income tax recovery of $47 million, $14 million, $186 million for the three months ended and $38 million, $90 million for the twelve months ended, respectively.
(6)	Net of income tax (provision) recovery of $1 million, $(1) million, $nil million for the three months ended and $(3) million, $nil million for the twelve months ended, respectively.
(7)	Net of income tax (provision) recovery of $21 million, $(40) million, $(5) million for the three months ended and $(1) million, $(24) million for the twelve months ended, respectively.
(8)	Net of income tax (provision) recovery of $(16) million, $(42) million, and $(11) million for the three months ended and $242 million, $103 million for the twelve months ended, respectively.

Certain comparative figures have been reclassified for changes in accounting policy.

24	BMO Financial Group Fourth Quarter 2024 Earnings Release

Condensed Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	October 31, 2024	October 31, 2023
Assets
Cash and Cash Equivalents	$65,098	$77,934
Interest Bearing Deposits with Banks	3,640	4,109
Securities
Trading	168,926	123,718
Fair value through profit or loss	19,064	16,733
Fair value through other comprehensive income	93,702	62,819
Debt securities at amortized cost	115,188	116,814
	396,880	320,084
Securities Borrowed or Purchased Under Resale Agreements	110,907	115,662
Loans
Residential mortgages	191,080	177,250
Consumer instalment and other personal	92,687	104,042
Credit cards	13,612	12,294
Business and government	384,993	366,886
	682,372	660,472
Allowance for credit losses	(4,356)	(3,807)
	678,016	656,665
Other Assets
Derivative instruments	47,253	39,976
Customers’ liability under acceptances	359	8,111
Premises and equipment	6,249	6,241
Goodwill	16,774	16,728
Intangible assets	4,925	5,216
Current tax assets	2,219	2,052
Deferred tax assets	3,024	3,420
Receivable from brokers, dealers and clients	31,916	53,002
Other	42,387	37,806
	155,106	172,552
Total Assets	$1,409,647	$1,347,006
Liabilities and Equity
Deposits	$982,440	$910,879
Other Liabilities
Derivative instruments	58,303	50,193
Acceptances	359	8,111
Securities sold but not yet purchased	35,030	43,774
Securities lent or sold under repurchase agreements	110,791	106,108
Securitization and structured entities’ liabilities	40,164	27,094
Insurance-related liabilities	18,770	14,458
Payable to brokers, dealers and clients	34,407	53,754
Other	36,720	48,284
	334,544	351,776
Subordinated Debt	8,377	8,228
Total Liabilities	1,325,361	1,270,883
Equity
Preferred shares and other equity instruments	8,087	6,958
Common shares	23,921	22,941
Contributed surplus	354	328
Retained earnings	46,469	44,006
Accumulated other comprehensive income	5,419	1,862
Total shareholders’ equity	84,250	76,095
Non-controlling interest in subsidiaries	36	28
Total Equity	84,286	76,123
Total Liabilities and Equity	$1,409,647	$1,347,006

Certain comparative figures have been reclassified for changes in accounting policy.

BMO Financial Group Fourth Quarter 2024 Earnings Release	25

Condensed Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the twelve months ended
	October 31, 2024	October 31, 2023	October 31, 2024	October 31, 2023
Preferred Shares and Other Equity Instruments
Balance at beginning of period	$8,487	$6,958	$6,958	$6,308
Issued during the period	–	–	2,379	650
Redeemed during the period	(400)	–	(1,250)	–
Balance at End of Period	8,087	6,958	8,087	6,958
Common Shares
Balance at beginning of period	23,911	22,474	22,941	17,744
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	–	439	905	1,609
Issued under the Stock Option Plan	17	14	74	61
Treasury shares sold (purchased)	(7)	14	1	14
Issued to align capital position with increased regulatory requirements as announced by OSFI	–	–	–	3,360
Issued for acquisitions	–	–	–	153
Balance at End of Period	23,921	22,941	23,921	22,941
Contributed Surplus
Balance at beginning of period	346	330	328	317
Stock option expense, net of options exercised	6	(1)	15	11
Net premium (discount) on sale of treasury shares	2	(1)	11	(2)
Other	–	–	–	2
Balance at End of Period	354	328	354	328
Retained Earnings
Balance at beginning of period	45,451	43,493	44,006	45,117
Impact from accounting policy changes	–	–	–	(974)
Net income attributable to bank shareholders	2,301	1,703	7,318	4,425
Dividends on preferred shares and distributions payable on other equity instruments	(152)	(125)	(386)	(331)
Dividends on common shares	(1,131)	(1,059)	(4,458)	(4,148)
Equity issue expense	–	–	(11)	(73)
Net discount on sale of treasury shares	–	(6)	–	(10)
Balance at End of Period	46,469	44,006	46,469	44,006
Accumulated Other Comprehensive (Loss) on Fair Value through OCI Securities, net of taxes
Balance at beginning of period	(152)	(217)	(464)	(359)
Unrealized gains (losses) on fair value through OCI debt securities arising during the period	(150)	(243)	217	(74)
Unrealized gains on fair value through OCI equity securities arising during the period	–	–	9	–
Reclassification to earnings of (gains) during the period	(19)	(4)	(83)	(31)
Balance at End of Period	(321)	(464)	(321)	(464)
Accumulated Other Comprehensive (Loss) on Cash Flow Hedges, net of taxes
Balance at beginning of period	(2,045)	(5,276)	(5,448)	(5,129)
Gains (losses) on derivatives designated as cash flow hedges arising during the period	212	(550)	2,512	(1,292)
Reclassification to earnings/goodwill of losses on derivatives designated as cash flow hedges during the period	314	378	1,417	973
Balance at End of Period	(1,519)	(5,448)	(1,519)	(5,448)
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes
Balance at beginning of period	5,970	3,868	6,194	5,168
Unrealized gains on translation of net foreign operations	531	2,810	287	1,399
Unrealized (losses) on hedges of net foreign operations	(120)	(484)	(100)	(373)
Balance at End of Period	6,381	6,194	6,381	6,194
Accumulated Other Comprehensive Income on Pension and Other Employee Future Benefit Plans, net of taxes
Balance at beginning of period	997	933	943	944
Gains (losses) on remeasurement of pension and other employee future benefit plans	(123)	10	(69)	(1)
Balance at End of Period	874	943	874	943
Accumulated Other Comprehensive Income on Own Credit Risk on Financial Liabilities Designated at Fair Value, net of taxes
Balance at beginning of period	(39)	603	637	928
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value	43	34	(633)	(291)
Balance at End of Period	4	637	4	637
Total Accumulated Other Comprehensive Income	5,419	1,862	5,419	1,862
Total Shareholders’ Equity	84,250	76,095	84,250	76,095
Non-Controlling Interest in Subsidiaries
Balance at beginning of period	31	21	28	–
Acquisition	–	–	–	16
Net income attributable to non-controlling interest in subsidiaries	3	7	9	12
Dividends to non-controlling interest in subsidiaries	–	–	(3)	–
Other	2	–	2	–
Balance at End of Period	36	28	36	28
Total Equity	$84,286	$76,123	$84,286	$76,123

Certain comparative figures have been reclassified for changes in accounting policy.

26	BMO Financial Group Fourth Quarter 2024 Earnings Release

Investor and Media Information

Investor Presentation Materials

Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2024 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Thursday, December 5, 2024, at 8:30 a.m. (ET). The call may be accessed by telephone at 416-340-2217 (from within Toronto) or 1-800-806-5484 (toll-free outside Toronto), entering Passcode: 9768240#. A replay of the conference call can be accessed until January 5, 2025, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 8411438#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contact

Jeff Roman, Director, Enterprise Media Relations, jeff.roman@bmo.com, 416-867-3996

Investor Relations Contacts

Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956

Bill Anderson, Managing Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP)

Common shareholders may elect to have their cash dividends reinvested in common shares of the bank, in accordance with the bank’s Shareholder Dividend Reinvestment and Share Purchase Plan. More information about the Plan and how to enrol can be found at www.bmo.com/investorrelations.

For dividend information, change in shareholder address or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 9th Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 37th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit BMO’s website at www.bmo.com/investorrelations.

BMO’s 2024 Annual MD&A, audited consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedarplus.ca. Printed copies of the bank’s complete 2024 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2025

The next Annual Meeting of Shareholders will be held on Friday, April 11, 2025.

® Registered trademark of Bank of Montreal

BMO Financial Group Fourth Quarter 2024 Earnings Release	27